Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
Up to 116,666,665 Shares of its Common Stock
At a Purchase Price Not Greater Than $30.00
Nor Less Than $27.50 Per Share
by
Expedia, Inc.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, AUGUST 8, 2007, UNLESS EXPEDIA EXTENDS THE TENDER OFFER.

Expedia, Inc., a Delaware corporation (“Expedia”), is offering to purchase for cash up to 116,666,665 shares of its common stock, par value $.001 per share, upon the terms and subject to the conditions set forth in this document and the letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “tender offer”). On the terms and subject to the conditions of the tender offer, we will determine the single per share price, not greater than $30.00 nor less than $27.50 per share, net to you in cash, without interest, that we will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering stockholders. We will select the lowest purchase price that will allow us to purchase 116,666,665 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, at prices not greater than $30.00 nor less than $27.50 per share. Expedia will purchase at the purchase price all shares properly tendered at prices at or below the purchase price and not properly withdrawn, on the terms and subject to the conditions of the tender offer, including the odd lot, conditional tender and proration provisions. We reserve the right, in our sole discretion, to purchase more than 116,666,665 shares in the tender offer, subject to applicable law. Expedia will not purchase shares tendered at prices greater than the purchase price and shares that we do not accept for purchase because of proration provisions or conditional tenders. Shares not purchased in the tender offer will be returned to the tendering stockholders at our expense as promptly as practicable after the expiration of the tender offer. See Section 1.

THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OUR RECEIPT OF FINANCING AND OTHER CONDITIONS. SEE SECTION 7.

IMPORTANT

If you wish to tender all or any part of your shares, you must either: (1)(a) complete and sign a letter of transmittal according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including the share certificates, to The Bank of New York, the depositary for the tender offer, or (b) tender the shares according to the procedure for book-entry transfer described in Section 3, or (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your shares. If you desire to tender your shares and (1) your share certificates are not immediately available or cannot be delivered to the depositary, (2) you cannot comply with the procedure for book-entry transfer, or (3) you cannot deliver the other required documents to the depositary by the expiration of the tender offer, you must tender your shares according to the guaranteed delivery procedure described in Section 3.

Holders or beneficial owners of shares under the Expedia Retirement Savings Plan (if such shares are not, at the time of tender, subject to any restrictions on transferability) who wish to tender any of such shares in the tender offer must follow the separate instructions and procedures described in Section 3.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER YOUR SHARES. IN SO DOING, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. OUR DIRECTORS AND EXECUTIVE OFFICERS AND LIBERTY MEDIA CORPORATION HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE TENDER OFFER.

The shares are listed on The Nasdaq National Market (“Nasdaq”) under the ticker symbol “EXPE”. We publicly announced the tender offer prior to the opening of trading on Nasdaq on June 19, 2007. On June 18, 2007, the reported closing price of the shares on Nasdaq was $25.50 per share. The average of the reported closing prices of the shares on Nasdaq over the ten trading days immediately prior to and including June 18, 2007 was $24.32 per share. We urge stockholders to obtain current market quotations for the shares. See Section 8.

You may direct questions and requests for assistance to MacKenzie Partners, Inc., the information agent for the tender offer, at their address and telephone number set forth on the back cover page of this document. You may also direct requests for additional copies of this document, the letter of transmittal or the notice of guaranteed delivery to the information agent.

June 29, 2007

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this document or in the letter of transmittal. If given or made, you must not rely upon any such information or representation as having been authorized by us.

We are not making the tender offer to (nor will we accept any tender of shares from or on behalf of) holders in any jurisdiction in which the making of the tender offer or the acceptance of any tender of shares would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the tender offer in any such jurisdiction and extend the tender offer to holders in such jurisdiction.

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FORWARD-LOOKING STATEMENTS

This offer to purchase, the documents incorporated by reference and other written reports and oral statements made from time to time by Expedia, Inc. may contain “forward-looking statements” regarding future events and our future results. These forward-looking statements reflect the views of our management regarding current expectations and projections about future events and are based on currently available information. Actual results, performance or achievement could differ materially from those contained in these forward-looking statements for a variety of reasons, including, without limitation, those discussed elsewhere in this offer to purchase, the documents incorporated by reference and in our other reports filed with the Securities and Exchange Commission. Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements. The use of words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” among others, generally identify forward-looking statements; however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Please also refer to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and our Annual Report on Form 10-K for the year ended December 31, 2006, in each case as filed with the Securities and Exchange Commission, for additional information on risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements or that may otherwise impact us and our business.

These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. We are not under any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Please carefully review and consider the various disclosures made in this offer to purchase and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, results of operations, financial condition or prospects.

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights the most material information in this document, but you should realize that it does not describe all of the details of the tender offer to the same extent described in this document. We urge you to read the entire document and the letter of transmittal because they contain the full details of the tender offer. We have included references to the sections of this document where you will find a more complete discussion. Unless otherwise indicated, references to shares are to shares of our common stock, and not to shares of our Class B common stock or any other securities.

Who is offering to purchase my shares?	Expedia, Inc. is offering to purchase your shares.

What will the purchase price for the shares be?	We will determine the purchase price that we will pay per share as promptly as practicable after the tender offer expires. The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, we can purchase 116,666,665 shares, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date. The purchase price will not be greater than $30.00 nor less than $27.50 per share. We will pay this purchase price in cash, without interest, for all the shares we purchase under the tender offer, even if some of the shares are tendered at a price below the purchase price. See Section 1.

How many shares will Expedia purchase?	We will purchase 116,666,665 shares properly tendered in the tender offer, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date. The 116,666,665 shares represent approximately 42% of our outstanding common stock as of June 15, 2007. The 116,666,665 shares represent approximately 38% of the total number of shares of our outstanding common stock and Class B common stock and 22% of the combined voting power of our outstanding common stock and Class B common stock as of June 15, 2007. Expedia expressly reserves the right to purchase an additional number of shares of common stock not to exceed 2% of the outstanding shares of common stock, and could decide to purchase more shares, subject to applicable legal requirements. See Section 1. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

What will happen if more than 116,666,665 shares are tendered at or below the purchase price?	If more than 116,666,665 shares are tendered at or below the purchase price, we will purchase all shares tendered at or below the purchase price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis as described in the immediately following paragraph and except for shares that were conditionally tendered and for which the condition was not satisfied.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?	If you own beneficially or of record fewer than 100 shares in the aggregate, you properly tender all of these shares at or below the purchase price before the tender offer expires and you complete the section entitled “Odd Lots” in the letter of transmittal, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

How will Expedia pay for the shares?	We anticipate that we will obtain all of the funds necessary to purchase shares tendered in the tender offer, and to pay related fees and expenses, through a mix of (1) the proceeds of new bank credit facilities (which we would enter into before the expiration of the tender offer), the public or private placement of new debt securities, and/or additional indebtedness that we expect to incur under our current bank credit facility (which we would amend before the expiration of the tender offer), and (2) cash on hand. The tender offer is subject to our receipt of financing. See Section 7 and Section 9.

How long do I have to tender my shares?	You may tender your shares until the tender offer expires. The tender offer will expire on Wednesday, August 8, 2007, at 5:00 p.m., New York City time, unless we extend it. See Section 1. We may choose to extend the tender offer for any reason, subject to applicable laws. We cannot assure you that we will extend the tender offer or indicate the length of any extension that we may provide. See Section 16. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

Can the tender offer be extended, amended or terminated, and under what circumstances?	We can extend or amend the tender offer in our sole discretion. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. We can terminate the tender offer under certain circumstances. See Section 7 and Section 16.

How will I be notified if Expedia extends the tender offer or amends the terms of the tender offer?	We will issue a press release no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration date if we decide to extend the tender offer. We will announce any amendment to the tender offer by making a public announcement of the amendment. See Section 16.

What is the purpose of the tender offer?	Expedia believes that the tender offer, together with an increase in our indebtedness, is a prudent use of Expedia’s financial resources given its business profile, cash flow, capital structure and assets, the current market price of the shares and the terms on which corporate credit currently is generally available in the credit markets. Expedia further believes that investing in its own shares is an attractive use of capital and an efficient and effective means to provide value to its stockholders, including by lowering the company’s weighted average cost of capital. The tender offer represents the opportunity for Expedia to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in Expedia. See Section 2 and Section 11.

Are there any conditions to the tender offer?	Yes. The tender offer is subject to conditions, including the receipt of financing, the absence of court and governmental action prohibiting the tender offer and the absence of changes in general market conditions or our business that, in our reasonable judgment, are or may be materially adverse to us, as well as other conditions. See Section 7.

Following the tender offer, will Expedia continue as a public company?	Yes. The completion of the tender offer in accordance with its terms and conditions will not cause Expedia’s shares to cease to be listed on Nasdaq or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 13.

How do I tender my shares?	The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, August 8, 2007, unless Expedia extends the tender offer. To tender your shares prior to the expiration of the tender offer: you must deliver your share certificate(s) and a properly completed and duly executed letter of transmittal to the depositary at the address appearing on the back cover page of this document; or the depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal; or you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you; or you must comply with the guaranteed delivery procedure. You should contact the information agent if you need assistance. See Section 3 and the instructions to the letter of transmittal.

Please note that Expedia will not purchase your shares in the tender offer unless the depositary receives the required documents prior to the expiration of the tender offer. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

Once I have tendered shares in the tender offer, can I withdraw my tender?	You may withdraw any shares you have tendered at any time before the expiration of the tender offer, which will occur at 5:00 p.m., New York City time, on Wednesday, August 8, 2007, unless we extend the tender offer, in which case you may withdraw until the latest date to which we extend the tender offer. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 Midnight, New York City time, on August 24, 2007. See Section 4.

How do I withdraw shares I previously tendered?	You must deliver, on a timely basis, a written or facsimile notice of your withdrawal to the depositary at the address appearing on the back cover page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

Individuals who own shares through the Expedia Retirement Savings Plan who wish to withdraw their shares must follow the instructions found in the materials sent to them separately. See Section 3.

Will Expedia’s results of operations for the quarter ending June 30, 2007 be publicly available before the expiration of the tender offer?	Yes. We currently plan to issue our results of operations for the second quarter ending June 30, 2007 on or around August 2, 2007, and in any event prior to the expiration of the tender offer.

Can I participate in the tender offer if I hold shares through the Expedia Retirement Savings Plan?	Yes. Participants who hold shares of Expedia common stock through the Expedia Retirement Savings Plan will receive instruction forms which they may use to direct the trustee for the plan to tender eligible shares held through their accounts. See Section 3.

How do holders of vested stock options for shares participate in the tender offer?	If you hold vested but unexercised options, you may exercise such options in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with this tender offer. See Section 3.

How do holders of warrants or preferred stock participate in the tender offer?	If you hold exercisable warrants for common stock, you may exercise such warrants in accordance with the terms of the applicable warrant agreement and tender the shares received upon such exercise in accordance with this tender offer. If you hold shares of our Series A preferred stock, you may convert those preferred shares into shares of common stock in accordance with the terms of the preferred stock and tender the shares received upon such conversion in accordance with this tender offer. See Section 3.

Has Expedia or its Board of Directors adopted a position on the tender offer?	Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you choose to tender your shares. In so doing, you should read carefully the information in this offer to purchase and in the letter of transmittal, including our reasons for making the tender offer. Our directors and executive officers and Liberty Media Corporation have advised us that they do not intend to tender any shares in the tender offer. See Section 12.

If I decide not to tender, how will the tender offer affect my shares?	Stockholders who choose not to tender will own a greater percentage interest in our outstanding common stock immediately following the consummation of the tender offer.

When will Expedia pay for the shares I tender?	We will pay the purchase price, net to you in cash, without interest, for the shares we purchase as promptly as practicable after the expiration of the tender offer and the acceptance of the shares for payment; provided, however, that, if proration is required, we do not expect to announce the results of the proration and begin paying for tendered shares until at least five business days after the expiration of the tender offer. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?	If you are a registered stockholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 3.

What are the U.S. federal income tax consequences if I tender my shares?	Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender. The receipt of cash for your tendered shares generally will be treated either as (1) consideration received in respect of a sale or exchange of the tendered shares or (2) a distribution from us in respect of our stock. You should consult your tax advisor as to the particular consequences to you of participation in the tender offer. See Section 15.

Will I have to pay any stock transfer tax if I tender my shares?	If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Whom can I talk to if I have questions?	The information agent can help answer your questions. The information agent is MacKenzie Partners, Inc. Their contact information is set forth on the back cover page of this document.

INTRODUCTION

To the Holders of our Common Stock:

We invite our stockholders to tender shares of our common stock, par value $.001 per share, for purchase by us. Upon the terms and subject to the conditions set forth in this offer to purchase and in the letter of transmittal, we are offering to purchase up to 116,666,665 shares at a price not greater than $30.00 nor less than $27.50 per share, net to the seller in cash, without interest.

We will select the lowest purchase price within the range that will allow us to buy 116,666,665 shares or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not properly withdrawn. We will acquire all shares that we purchase in the tender offer at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this offer to purchase, we may not purchase all of the shares tendered at or below the purchase price if more than the number of shares we seek are properly tendered. We will return tendered shares that we do not purchase to the tendering stockholders at our expense as promptly as practicable after the expiration of the tender offer. See Section 1.

We reserve the right to purchase more than 116,666,665 shares pursuant to the tender offer, subject to certain limitations and legal requirements. See Section 1.

The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, August 8, 2007, unless extended (such date and time, as the same may be extended, the “expiration date”). We may, in our sole discretion, extend the period of time in which the tender offer will remain open.

Stockholders must complete the section of the letter of transmittal relating to the price at which they are tendering shares in order to properly tender shares.

We will pay the purchase price, net to the tendering stockholders in cash, without interest, for all shares that we purchase. Tendering stockholders whose shares are registered in their own names and who tender directly to The Bank of New York, the depositary in the tender offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 9 to the letter of transmittal, stock transfer taxes on the purchase of shares by us under the tender offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to the receipt of financing and certain other conditions. See Section 7.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER YOUR SHARES. IN SO DOING, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. SEE SECTION 2. OUR DIRECTORS AND EXECUTIVE OFFICERS AND LIBERTY MEDIA CORPORATION HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE TENDER OFFER.

If, at the expiration date, more than 116,666,665 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn, we will buy shares:

•	first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;

•	second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price selected by us, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit us to purchase 116,666,665 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) from holders who have tendered shares at or below the purchase price subject to the condition that a specified minimum number of the holder’s shares be purchased if any of the holder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

We may not purchase all of the shares tendered pursuant to the tender offer even if the shares are tendered at or below the purchase price. See Section 1, Section 5 and Section 6, respectively, for additional information concerning priority, proration and conditional tender procedures.

Section 15 of this offer to purchase describes the material United States federal income tax consequences of a sale of shares under the tender offer.

Participants in the Expedia Retirement Savings Plan may not use the letter of transmittal to direct the tender of their shares held in the plan but instead must follow the separate instructions related to those shares. If the trustee for the plan has not received a participant’s instructions at least three business days prior to the expiration date of the tender offer, the trustee may not tender any shares held on behalf of that participant.

Holders of vested but unexercised options to purchase shares may exercise such options in accordance with the applicable option plan and tender some or all of the shares issued upon such exercise. Holders of exercisable warrants for common stock may exercise such warrants in accordance with the terms of the applicable warrant agreement and tender some or all of the shares issued upon such exercise. Holders of our Series A preferred stock may convert their shares into shares of common stock in accordance with the terms of the preferred stock and tender some or all of the shares issued upon such conversion. In order to validly tender shares in the tender offer, you must exercise or convert your options, warrants or preferred stock, as the case may be. Only tenders of common stock will be accepted under the terms of the tender offer.

As of June 15, 2007, we had issued and outstanding 278,170,459 shares of common stock and 25,599,998 shares of Class B common stock. The 116,666,665 shares of common stock that we are offering to purchase represent approximately 42% of the shares of common stock then outstanding, and represent approximately 38% of the total number of shares of common stock and shares of Class B common stock then outstanding and 22% of the total combined voting power of the common stock and Class B common stock then outstanding. The shares of common stock are listed on Nasdaq under the ticker symbol “EXPE”. See Section 8. We urge stockholders to obtain current market quotations for the shares.

THE TENDER OFFER

1.	Number of Shares; Proration.

General.  Upon the terms and subject to the conditions of the tender offer, Expedia will purchase 116,666,665 shares, or such fewer number of shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled expiration date of the tender offer, at prices not greater than $30.00 nor less than $27.50 per share, net to the seller in cash, without interest.

The term “expiration date” means 5:00 p.m., New York City time, on Wednesday, August 8, 2007, unless and until Expedia, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by Expedia, shall expire. See Section 16 for a description of Expedia’s right to extend, delay, terminate or amend the tender offer. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), Expedia may, and Expedia expressly reserves the right to, purchase under the tender offer an additional number of shares not to exceed 2% of the outstanding shares of common stock without amending or extending the tender offer.

See Section 16. In the event of an over-subscription of the tender offer as described below, shares tendered at or below the purchase price will be subject to proration, except for odd lots. The proration period and, except as described herein, withdrawal rights, expire on the expiration date.

If we:

•	increase the price to be paid for shares above $30.00 per share or decrease the price to be paid for shares below $27.50 per share,

•	increase the number of shares being sought in the tender offer and this increase in the number of shares sought exceeds 2% of the outstanding shares of common stock, or

•	decrease the number of shares being sought, and

the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that we first publish, send or give notice, in the manner specified in Section 16, of any such increase or decrease, we will extend the tender offer until the expiration of ten business days from the date that we first publish notice of any increase or decrease. For the purposes of the tender offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to the receipt of financing and certain other conditions. See Section 7.

In accordance with Instruction 5 of the letter of transmittal, stockholders desiring to tender shares must specify the price or prices, not greater than $30.00 nor less than $27.50 per share, at which they are willing to sell their shares to Expedia under the tender offer. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price that Expedia ultimately pays for shares properly tendered and not properly withdrawn in the tender offer, which could result in the tendering stockholder receiving a price per share as low as $27.50 or as high as $30.00. If tendering stockholders wish to maximize the chance that Expedia will purchase their shares, they should check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could result in the tendered shares being purchased at the minimum price of $27.50 per share.

To tender shares properly, stockholders must specify one and only one price box in the appropriate section in each letter of transmittal. If you specify more than one price or if you fail to check any price at all you will not have validly tendered your shares. See Section 3.

As promptly as practicable following the expiration date, Expedia will, in its sole discretion, determine the purchase price that it will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders. Expedia will select the lowest purchase price, not greater than $30.00 nor less than $27.50 per share, net to the seller in cash, without interest, that will enable it to purchase 116,666,665 shares, or such fewer number of shares as are properly tendered and not properly withdrawn in the tender offer. Expedia will purchase all shares properly tendered at or below the purchase price (and not properly withdrawn), all at the purchase price, upon the terms and subject to the conditions of the tender offer, including the odd lot, proration and conditional tender provisions.

Expedia will not purchase shares tendered at prices greater than the purchase price and shares that it does not accept in the tender offer because of proration provisions or conditional tenders. Expedia will return to the tendering stockholders shares that it does not purchase in the tender offer at Expedia’s expense as promptly as practicable after the expiration date. By following the instructions to the letter of transmittal, stockholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares, but stockholders must submit a separate letter of transmittal for shares tendered at each price. Stockholders also can specify the order in which Expedia will purchase the specified portions in the event that, as a result of the proration provisions or otherwise, Expedia purchases some but not all of the tendered shares pursuant to the tender offer.

If the number of shares properly tendered at or below the purchase price and not properly withdrawn prior to the expiration date is fewer than or equal to 116,666,665 shares, or such greater number of shares as Expedia may elect to purchase, subject to applicable law, Expedia will, upon the terms and subject to the conditions of the tender offer, purchase all such shares.

Priority of Purchases.  Upon the terms and subject to the conditions of the tender offer, if greater than 116,666,665 shares, or such greater number of shares as Expedia may elect to purchase, subject to applicable law, have been properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date, Expedia will purchase properly tendered shares on the basis set forth below:

•	First, we will purchase all shares tendered by all holders of “odd lots” who:

•	tender all shares owned beneficially or of record at a price at or below the purchase price selected by us (partial tenders will not qualify for this preference); and

•	complete the section entitled “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price selected by us on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, only if necessary to permit us to purchase 116,666,665 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by us, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Expedia may not purchase all of the shares that a stockholder tenders in the tender offer even if they are tendered at prices at or below the purchase price. It is also possible that Expedia will not purchase any of the shares conditionally tendered even though those shares were tendered at prices at or below the purchase price.

Odd Lots.  For purposes of the tender offer, the term “odd lots” means all shares properly tendered prior to the expiration date at prices at or below the purchase price and not properly withdrawn by any person, referred to as an “odd lot” holder, who owns beneficially or of record an aggregate of fewer than 100 shares and so certifies in the appropriate place on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. To qualify for this preference, an odd lot holder must tender all shares owned beneficially or of record by the odd lot holder in accordance with the procedures described in Section 3. As set forth above, Expedia will accept odd lots for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or share certificates representing fewer than 100 shares. By accepting the tender offer, an odd lot holder who holds shares in its name and tenders its shares directly to the depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the odd lot holder’s shares on Nasdaq. Any odd lot holder wishing to tender all of its shares pursuant to the tender offer should complete the section entitled “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

Proration.  If proration of tendered shares is required, Expedia will determine the proration factor as soon as practicable following the expiration date. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6 of this offer to purchase, proration for each stockholder that tenders shares will be based on the ratio of the total number of shares that we accept for purchase (excluding “odd lots”) to the total number of shares properly tendered (and not properly withdrawn) at or below the purchase price by all stockholders (other than “odd lot” holders).

Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the odd lot procedure and conditional tender provisions, Expedia does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased under the tender offer until at least five business days after the expiration date. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. Stockholders may obtain preliminary proration information from the information agent and may be able to obtain this information from their brokers.

As described in Section 15, the number of shares that Expedia will purchase from a stockholder under the tender offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to that stockholder’s decision whether or not to tender shares.

We will mail this offer to purchase and the letter of transmittal to record holders of shares and we will furnish this offer to purchase to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on Expedia’s stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Tender Offer.

Expedia believes that the tender offer, together with an increase in our indebtedness, is a prudent use of Expedia’s financial resources given its business profile, cash flow, capital structure and assets, the current market price of the shares and the terms on which corporate credit currently is generally available in the credit markets. Expedia further believes that investing in its own shares is an attractive use of capital and an effective and efficient means to provide value to its stockholders, including by lowering the company’s weighted average cost of capital. The tender offer represents the opportunity for Expedia to return cash to stockholders who elect to tender their shares. Where shares are tendered by the registered owner of those shares directly to the depositary, the sale of those shares in the tender offer will permit the seller to avoid the usual transaction costs associated with open market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the depositary and whose shares are purchased under the tender offer will avoid not only the payment of brokerage commissions but also any applicable odd lot discounts that might be payable on sales of their shares in Nasdaq transactions.

Stockholders who do not tender their shares pursuant to the tender offer and stockholders who otherwise retain an equity interest in Expedia as a result of a partial tender of shares, proration or a conditional tender for which the condition is not satisfied will continue to be owners of Expedia and will realize a proportionate increase in their relative equity interest in Expedia immediately following consummation of the tender offer and thus in Expedia’s future earnings and assets, and will bear the attendant risks and rewards associated with owning the equity securities of Expedia, including risks associated with owning equity in a company that will be more highly leveraged than Expedia is currently. The impact of the tender offer on Expedia’s earnings per share will depend upon, among other things, the terms and conditions of the additional indebtedness that we expect to incur under bank credit facilities and/or through the issuance of new debt securities to fund the purchase of shares in the tender offer and for general corporate purposes, and any indebtedness we may incur to refinance that indebtedness following the tender offer. However, in the event that Expedia repurchases 116,666,665 shares pursuant to the tender offer, the company believes the tender offer will be dilutive to earnings per share. See Section 10 and Section 11.

After the completion of the tender offer, Expedia expects to have sufficient cash flow and access to funding to meet its cash needs for normal operations, anticipated capital expenditures and acquisition opportunities that may arise. However, Expedia does from time to time evaluate potential acquisition opportunities, which in some cases may involve a significant amount of cash consideration, and which, as a result of the purchase of shares in the tender offer and any such acquisitions for cash using the proceeds of debt financing, could result in a significant further increase in the amount of Expedia’s indebtedness and leverage. See Section 9.

Neither Expedia nor the Expedia Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which stockholders may choose to tender their shares. Expedia has not authorized any person to make any recommendation. Stockholders should carefully evaluate all information in the tender offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender and the price or prices at which to tender. Expedia has been advised that none of its directors or executive officers or Liberty Media Corporation (“Liberty Media”) intends to tender any shares in the tender offer.

The repurchase of 116,666,665 shares of common stock pursuant to the tender offer is in addition to the share repurchase program authorized by our Board of Directors in August 2006, pursuant to which Expedia is authorized to repurchase up to an additional 20 million outstanding shares of common stock. Whether or not we may make such repurchases or any additional repurchases will depend on many factors, including, without limitation, the number of shares, if any, that we purchase in this tender offer, whether or not, in Expedia’s judgment, such future repurchases would be accretive to earnings per share, Expedia’s business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and such other factors as Expedia may consider relevant. Any future repurchases may be on the same terms or on terms that are more or less favorable to the selling stockholders than the terms of the tender offer. Rule 13e-4 of the Exchange Act prohibits Expedia and its affiliates from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration date of the tender offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act.

Expedia will hold in treasury any shares that it acquires pursuant to the tender offer, and such shares will be available for Expedia to issue without further stockholder action (except as required by applicable law or the rules of Nasdaq or any other securities exchange on which the shares may then be listed) for various purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

3.  Procedures for Tendering Shares.

Proper Tender of Shares.  For stockholders to properly tender shares under the tender offer:

•	the depositary must receive, at the depositary’s address set forth on the back cover page of this offer to purchase, share certificates (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an “agent’s message,” and any other documents required by the letter of transmittal, before the tender offer expires, or

•	the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

In accordance with Instruction 5 of the letter of transmittal, stockholders desiring to tender shares in the tender offer must properly indicate in the section captioned (1) “Price (in Dollars) Per Share at Which Shares are Being Tendered” on the letter of transmittal the price (in multiples of $0.25) at which stockholders are tendering shares or (2) “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the letter of transmittal that the stockholder will accept the purchase price determined by Expedia in accordance with the terms of the tender offer.

If tendering stockholders wish to maximize the chance that Expedia will purchase their shares, they should check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could have the effect of decreasing the price at which Expedia purchases tendered shares because shares tendered using this election will be available for purchase at the minimum price of $27.50 per share and, as a result, it is possible that this election could result in Expedia purchasing tendered shares at the minimum price of $27.50 per share.

A stockholder who desires to tender shares at more than one price must complete a separate letter of transmittal for each price at which such stockholder tenders shares, provided that a stockholder may not tender the same shares (unless properly withdrawn previously in accordance with Section 4) at more than one price. To tender shares properly, stockholders must check one and only one price box in the appropriate section of each letter of transmittal. If you check more than one box or if you fail to check any box at all you will not have validly tendered your shares.

Odd lot holders who tender all shares must complete the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

We urge stockholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the depositary.

Signature Guarantees.  Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program. Signatures on a letter of transmittal need not be guaranteed if:

•	the letter of transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal; or

•	if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the letter of transmittal.

If a share certificate is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

Expedia will make payment for shares tendered and accepted for payment under the tender offer only after the depositary timely receives share certificates or a timely confirmation of the book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed letter of transmittal, or an agent’s message in the case of a book-entry transfer, and any other documents required by the letter of transmittal.

Method of Delivery.  The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at the election and risk of the tendering stockholder. If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured.

Book-Entry Delivery.  The depositary will establish an account with respect to the shares for purposes of the tender offer at the book-entry transfer facility within two business days after the date of this offer to purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although participants in the book-entry transfer facility may effect delivery of shares through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either

•	a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover page of this offer to purchase before the expiration date, or

•	the guaranteed delivery procedure described below must be followed.

Delivery of the letter of transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that Expedia may enforce the agreement against the participant.

Expedia Retirement Savings Plan.  Participants who hold shares of Expedia common stock through the Expedia Retirement Savings Plan desiring to direct Fidelity Management Trust Company, the trustee for the plan, to tender any shares held through their accounts under the plan pursuant to the tender offer must instruct the trustee to tender such shares by properly completing, duly executing and returning to the trustee the election forms sent separately to such participants by Expedia. The trustee will aggregate all such tenders and execute letters of transmittal on behalf of all plan participants desiring to tender plan shares. Delivery of a letter of transmittal by a participant in the plan with respect to any plan shares does not constitute proper tender of such shares. Only the trustee can properly tender any plan shares. The deadline for submitting election forms to the trustee is earlier than the expiration date because of the need to tabulate participant instructions. If a stockholder desires to tender shares owned outside of a plan, as well as plan shares, such stockholder must properly complete and duly execute a letter of transmittal for the shares owned outside the plan and deliver such letter of transmittal directly to the depositary, and follow the special instructions provided by Expedia for directing the trustee to tender plan shares. Please direct any questions regarding the tender of plan shares or the withdrawal of plan shares previously tendered to the trustee in accordance with the procedures described in the separate materials provided to plan participants.

Federal Backup Withholding Tax.  Under the federal income tax backup withholding rules, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. Therefore, tendering stockholders should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless the stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain Non-U.S. Holders (as defined below in Section 15)) are not subject to these backup withholding and reporting requirements. In order for a Non-U.S. Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8BEN or other applicable form, signed under penalties of perjury, attesting to that individual’s exempt status. Tendering stockholders can obtain the applicable forms from the depositary. See Instruction 12 of the letter of transmittal.

TO PREVENT U.S. FEDERAL BACKUP WITHHOLDING TAX ON THE GROSS PAYMENTS MADE TO YOU FOR SHARES PURCHASED UNDER THE TENDER OFFER, IF YOU DO NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING, YOU MUST PROVIDE THE DEPOSITARY WITH YOUR CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

Federal Income Tax Withholding for Non-U.S. Holders.  Gross proceeds payable pursuant to the tender offer to a Non-U.S. Holder or his or her agent will be subject to withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States (and, if an income tax treaty applies, the gross proceeds are generally attributable to a United States permanent establishment maintained by such Non-U.S. Holder). In order to claim a reduction of or an exemption from withholding tax, a Non-U.S. Holder must deliver to the depositary a validly completed and executed IRS Form W-8BEN (with respect to income tax treaty benefits) or W8-ECI (with respect to amounts effectively connected with the conduct of a trade or business within the United States) claiming such exemption or reduction before the payment is made. Tendering Non-U.S. Holders can obtain the applicable forms from the depositary.

A Non-U.S. Holder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend”

tests described in Section 15 or if such stockholder is entitled to a reduced rate of withholding pursuant to a tax treaty and Expedia withheld at a higher rate. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences to them of participating in the tender offer, including the application of federal income tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

For a discussion of the material United States federal income tax consequences to tendering stockholders, see Section 15.

Guaranteed Delivery.  If a stockholder desires to tender shares under the tender offer and the stockholder’s share certificates are not immediately available or the stockholder cannot deliver the share certificates to the depositary before the expiration date, or the stockholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, the stockholder may nevertheless tender the shares, provided that the stockholder satisfies all of the following conditions:

•	the stockholder makes the tender by or through an eligible guarantor institution;

•	the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form Expedia has provided, specifying the price at which the stockholder is tendering shares, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

•	the depositary receives the share certificates, in proper form for transfer, or confirmation of book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent’s message, and any other documents required by the letter of transmittal, within three Nasdaq trading days after the date of receipt by the depositary of the notice of guaranteed delivery.

Return of Unpurchased Shares.  The depositary will return certificates for unpurchased shares as promptly as practicable after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  Expedia will determine, in its sole discretion, all questions as to the number of shares that we will accept, the price that we will pay for shares that we accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and our determination will be final and binding on all parties. Expedia reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which Expedia determines may be unlawful. Expedia also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and Expedia’s interpretation of the terms of the tender offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until the stockholder cures, or Expedia waives, all defects or irregularities. None of Expedia, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Stockholder’s Representation and Warranty; Expedia’s Acceptance Constitutes an Agreement.  A tender of shares under any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the tender offer, as well as the tendering stockholder’s representation and warranty to Expedia that:

•	the stockholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 of the Exchange Act, and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in

•	the shares, or

•	securities immediately convertible into, or exchangeable or exercisable for, the shares, and

•	will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Expedia’s acceptance for payment of shares tendered under the tender offer will constitute a binding agreement between the tendering stockholder and Expedia upon the terms and conditions of the tender offer.

Lost or Destroyed Certificates.  Stockholders whose share certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact The Bank of New York, the transfer agent for Expedia shares, at the address and telephone number set forth on the back cover of this offer to purchase, for instructions as to obtaining a replacement share certificate. That share certificate will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. The stockholder may be required to post a bond to secure against the risk that the original share certificate may subsequently emerge. We urge stockholders to contact The Bank of New York immediately in order to permit timely processing of this documentation.

Stockholders must deliver share certificates, together with a properly completed and duly executed letter of transmittal, including any signature guarantees, or an agent’s message, and any other required documents to the depositary and not to Expedia or the information agent. Expedia or the information agent will not forward any such documents to the depositary and delivery to Expedia or the information agent will not constitute a proper tender of shares.

4.	Withdrawal Rights.

Stockholders may withdraw shares tendered under the tender offer at any time prior to the expiration date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 Midnight, New York City time, on August 24, 2007, unless theretofore accepted for payment as provided in this offer to purchase.

For a withdrawal to be effective, the depositary must timely receive a written or facsimile transmission notice of withdrawal at the depositary’s address set forth on the back cover page of this offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares that the stockholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If a stockholder has tendered shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures. Expedia will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, and such determination will be final and binding on all parties. None of Expedia, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A stockholder may not rescind a withdrawal and Expedia will deem any shares that a stockholder properly withdraws not properly tendered for purposes of the tender offer, unless the stockholder properly re-tenders the withdrawn shares before the expiration date by following one of the procedures described in Section 3.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the tender offer, as promptly as practicable following the expiration date, Expedia:

•	will determine the purchase price it will pay for shares properly tendered and not properly withdrawn before the expiration date, taking into account the number of shares so tendered and the prices specified by tendering stockholders, and

•	will accept for payment and pay for, and thereby purchase, shares properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date.

For purposes of the tender offer, Expedia will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price and are not properly withdrawn, subject to the “odd lot,” proration and conditional tender provisions of the tender offer, only when, as and if it gives oral or written notice to the depositary of its acceptance of the shares for payment under the tender offer.

Upon the terms and subject to the conditions of the tender offer, as promptly as practicable after the expiration date, Expedia will accept for payment and pay a single per share purchase price not greater than $30.00 nor less than $27.50 per share for 116,666,665 shares, subject to increase or decrease as provided in Section 16, if properly tendered and not properly withdrawn, or such fewer number of shares as are properly tendered and not properly withdrawn.

Expedia will pay for shares that it purchases under the tender offer by depositing the aggregate purchase price for these shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Expedia and transmitting payment to the tendering stockholders.

In the event of proration, Expedia will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date; however, Expedia does not expect to be able to announce the final results of any proration and commence payment for shares purchased until at least five business days after the expiration date. Shares tendered and not purchased, including all shares tendered at prices greater than the purchase price and shares that Expedia does not accept for purchase due to proration or conditional tenders, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at Expedia’s expense, as promptly as practicable after the expiration date or termination of the tender offer without expense to the tendering stockholders. Under no circumstances will Expedia pay interest on the purchase price regardless of any delay in making the payment. If certain events occur, Expedia may not be obligated to purchase shares under the tender offer. See Section 7.

Expedia will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased under the tender offer. If, however,

•	payment of the purchase price is to be made to any person other than the registered holder,

•	certificate(s) for shares not tendered or tendered but not purchased are to be returned in the name of and to any person other than the registered holder(s) of such shares, or

•	if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal,

the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 9 of the letter of transmittal.

6.	Conditional Tender of Shares.

Subject to the exception for holders of odd lots, in the event of an over-subscription of the tender offer, shares tendered at or below the purchase price prior to the expiration date will be subject to proration. See Section 1. As discussed in Section 15, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender shares subject to the condition that Expedia must purchase a specified minimum number of the stockholder’s shares tendered pursuant to a letter of transmittal if Expedia purchases any shares tendered. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the letter of transmittal and indicate the minimum number of shares that Expedia must purchase if Expedia purchases any shares. Stockholders should consult with their own financial or tax advisors.

After the expiration date, if more than 116,666,665 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration factor based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares that we purchase from any stockholder below the minimum number specified, the shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender that are withdrawn as a result of proration will be returned at our expense to the tendering stockholder.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of shares that we purchase to fall below 116,666,665 (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

7.	Conditions of the Tender Offer.

Notwithstanding any other provision of the tender offer, Expedia will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after June 29, 2007 and before the expiration date, any of the following events shall have occurred (or shall have been reasonably determined by Expedia to have occurred) and, in Expedia’s reasonable judgment and regardless of the circumstances giving rise to the event or events, such event or events make it inadvisable to proceed with the tender offer or with acceptance for payment:

•	we shall not have received the necessary financing for the tender offer on such terms as may be acceptable to us (the “financing condition”);

•	we shall not have received an opinion from Duff & Phelps LLC or another nationally recognized valuation firm satisfactory to us, in form and substance satisfactory to us, as to the solvency of Expedia after giving effect to the tender offer and the financing therefor;

•	there shall have been threatened or instituted or there shall be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly:

•	challenges the making of the tender offer, the acquisition of some or all of the shares under the tender offer or otherwise relates in any manner to the tender offer, or

•	in Expedia’s reasonable judgment, could materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of Expedia or any of its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of Expedia or any of its subsidiaries or materially impair the contemplated benefits of the tender offer to Expedia;

•	there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or Expedia or any of its subsidiaries, by any court or any authority, agency or tribunal that, in Expedia’s reasonable judgment, would or might, directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer,

•	delay or restrict the ability of Expedia, or render Expedia unable, to accept for payment or pay for some or all of the shares,

•	materially impair the contemplated benefits of the tender offer to Expedia, or

•	materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of Expedia, or any of its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of Expedia or any of its subsidiaries;

•	there shall have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union,

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the European Union,

•	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor,

•	the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism,

•	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in Expedia’s reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States,

•	any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of Expedia, have a material adverse effect on the business, condition (financial or other), assets, income, operations or prospects of Expedia or any of its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of Expedia or any of its subsidiaries,

•	in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof, or

•	any decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies or the New York Stock Exchange or the Nasdaq Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on June 18, 2007;

•	a tender offer or exchange offer for any or all of the shares (other than this tender offer), or any merger, business combination or other similar transaction with or involving Expedia or any of its subsidiaries or affiliates, shall have been proposed, announced or made by any person;

•	any change or combination of changes shall have occurred or been threatened in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Expedia or any of its subsidiaries, that in Expedia’s reasonable judgment is or may reasonably be likely to be material and adverse to Expedia or any of its subsidiaries or that otherwise materially impairs in any way the contemplated future conduct of the business of Expedia or any of its subsidiaries;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the tender offer shall not have been obtained on terms satisfactory to Expedia in its reasonable judgment;

•	Expedia shall not have received the Required Tax Opinion (as defined in Section 12 below) in respect of the purchase of shares pursuant to the tender offer (See “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares — Transactions and Arrangements Concerning Shares — Tax Sharing Agreement”);

•	Expedia reasonably determines that the completion of the tender offer and the purchase of the shares may:

•	cause the shares to be held of record by fewer than 300 persons, or

•	cause the shares to cease to be traded on Nasdaq or to be eligible for deregistration under the Exchange Act.

The foregoing conditions are for the sole benefit of Expedia and may be asserted by Expedia regardless of the circumstances giving rise to any of these conditions, and may be waived by Expedia, in whole or in part, at any time and from time to time, before the expiration date, in its sole discretion. Expedia’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. In the event that the financing condition is satisfied or waived less than five business days prior to the scheduled expiration date of the tender offer, we will extend the tender offer to ensure that at least five business days remain in the tender offer following the satisfaction or waiver of the financing condition. Any determination or judgment by Expedia concerning the events described above will be final and binding on all parties.

8.	Price Range of Shares; Dividends.

The shares of common stock have been listed on Nasdaq under the ticker symbol “EXPE” since August 9, 2005. The following table sets forth the high and low sales prices for Expedia common stock for each of the quarterly periods presented.

	High	Low

Fiscal 2005:
Third Quarter (from August 9, 2005 through September 30, 2005)	$24.52	$18.61
Fourth Quarter	26.32	18.49
Fiscal 2006:
First Quarter	$27.55	$17.42
Second Quarter	20.55	13.36
Third Quarter	17.28	12.87
Fourth Quarter	21.29	15.55
Fiscal 2007:
First Quarter	$23.34	$19.97
Second Quarter (through June 28, 2007)	29.85	22.44

We publicly announced the tender offer prior to the opening of trading on Nasdaq on June 19, 2007. On June 18, 2007, the reported closing price of the shares on Nasdaq was $25.50 per share. The average of the reported closing prices of the shares on Nasdaq over the ten trading days immediately prior to and including June 18, 2007 was $24.32 per share. On June 28, 2007, the last trading day prior to the commencement of the tender offer, the reported closing price of the common stock on Nasdaq was $29.49. We urge stockholders to obtain current market quotations for the shares.

We have not historically paid dividends on our common stock or Class B common stock. Declaration and payment of future dividends, if any, will be at the discretion of the Board of Directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, share dilution management, legal risks, capital requirements relating to research and development, investments and acquisitions, and challenges to our business model and other factors that the Board of Directors may deem relevant. In addition, our current bank credit facility limits, and any new bank credit facilities that we may enter into and other debt securities we may publicly or privately issue to finance the purchase of shares in the tender offer may limit, our ability to pay cash dividends under certain circumstances.

9.	Source and Amount of Funds.

The tender offer is subject to the receipt of financing by Expedia. Assuming that 116,666,665 shares are purchased in the tender offer at a price between $27.50 and $30.00 per share, the aggregate purchase price will be between approximately $3.2 billion and $3.5 billion. Expedia anticipates that it will obtain all of the funds necessary to purchase shares tendered in the tender offer, and to pay related fees and expenses, through a mix of (1) the proceeds of new bank credit facilities (which we would enter into before the expiration of the tender offer), the public or private placement of new debt securities, and/or additional indebtedness that we expect to incur under our current bank credit facility (which we would amend before the expiration of the tender offer), and (2) cash on hand. We expect to repay any additional indebtedness that Expedia incurs to purchase tendered shares in the tender offer using cash from Expedia’s operations and may refinance any such borrowing from time to time.

Expedia expects that its related fees and expenses for the tender offer will be approximately $2.6 million, excluding any fees and expenses related to the financing described above.

Current Bank Credit Facility.  On July 8, 2005 we entered into a Credit Agreement, as amended as of December 7, 2006 and December 18, 2006, among us, Expedia, Inc., a Washington corporation, Travelscape, Inc., a Nevada corporation, Hotels.com, a Delaware corporation, and Hotwire, Inc., a Delaware corporation, as Borrowers; the Lenders party thereto; Bank of America, N.A., as Syndication Agent; Wachovia Bank, N.A. and The Royal Bank of Scotland PLC, as Co-Documentation Agents; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent. The credit agreement is a $1.0 billion five-year unsecured revolving credit facility and is unconditionally guaranteed by certain of our subsidiaries. The facility bears interest based on our financial leverage; as of June 15, 2007 the applicable interest rate was equal to LIBOR plus 50 basis points. The amount of standby letters of credit issued under the facility reduces the amount available to us for borrowing. As of June 15, 2007 there were approximately $52.6 million of outstanding stand-by letters of credit issued under the facility, leaving approximately $947.4 million available for future borrowings. The credit facility also contains financial covenants consisting of a maximum leverage ratio and a minimum net worth requirement. We would not be able to borrow the funds necessary to purchase the shares subject to the tender offer without first amending or refinancing the credit facility.

Risks Relating to Higher Leverage.  Expedia expects that the level of its indebtedness after completion of the tender offer and the related financing transactions will be substantially greater than Expedia’s historical levels of indebtedness. Upon completion of the tender offer and assuming we purchase 116,666,665 shares at the $30 maximum per share purchase price, Expedia’s indebtedness is expected to be up to approximately $4.065 billion, compared to approximately $500 million as of June 15, 2007. See Section 10. This indebtedness could adversely affect Expedia’s ability to raise additional capital to fund its operations and react to changes in the economy or our industry. However, Expedia may also have additional borrowing availability under its existing bank credit facility and/or new revolving credit facilities upon completion of the tender offer. In deciding whether or not to tender their shares in the tender offer, stockholders should consider that Expedia’s substantially higher leverage upon the completion of the tender offer would subject Expedia to risks, including the following:

•	a significant decrease in net operating cash flow or significant increase in expenses of Expedia could make it difficult for Expedia to satisfy its debt service requirements or force it to modify its operations;

•	we expect that all or a significant portion of the indebtedness to be incurred to fund the purchase of shares in the tender offer, as well as our existing debt, may be secured by pledges of Expedia’s interests in certain subsidiaries and security interests in, and mortgages on, substantially all tangible and intangible assets, reducing Expedia’s ability to obtain additional financing;

•	Expedia’s ability to obtain additional financing for working capital, capital expenditures, business development, future acquisitions, debt service requirements or other purposes may be impaired or any such financing may not be available on terms favorable to Expedia;

•	a substantial portion of cash flow from operations will be dedicated to interest expense and the payment of principal, which will reduce the funds that would otherwise be available to Expedia for its operations and future business opportunities;

•	the substantial leverage will increase Expedia’s vulnerability to general economic downturns and adverse industry conditions and limit its flexibility in planning for, or reacting to, changes in its business and its industry generally; and

•	a substantial portion of Expedia’s borrowings may be at variable rates of interest, thereby exposing Expedia to the risk of increased interest rates.

10.	Certain Financial Information.

Historical Financial Information.  We incorporate by reference the financial statements and notes thereto on pages F-1 through F-46 of our Annual Report on Form 10-K for the year ended December 31, 2006. In addition, we incorporate by reference the financial information included in Part I Item 1 (beginning on page 2) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. You should refer to Section 11 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data.  The following table sets forth our summary historical consolidated financial data for the years ended December 31, 2006 and December 31, 2005 and the three month periods ended March 31, 2007 and March 31, 2006, certain selected ratios for such periods, and our financial position at March 31, 2007. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2006 and the unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. Financial data for the three month periods ended March 31, 2007 and March 31, 2006, and the selected ratios for such periods, are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

	Three Months Ended				Year Ended
	March 31,				December 31,
	2007		2006		2006	2005
	(In thousands, except per share and ratio data)

Consolidated Statements of Income Data:
Revenue	$550,511		$493,898		$2,237,586	$2,119,455
Operating income	67,334		26,242		351,329	397,052
Other income (expense), net	(9,402)		5,360		33,569	16,819
Income before income taxes and minority interest	57,932		31,602		384,898	413,871
Provision for income taxes	(23,612)		(9,658)		(139,451)	(185,977)
Net income	34,776		23,335		244,934	228,730
Net earnings per share available to common stockholders:
Basic	$0.11		$0.07		$0.72	$0.68
Diluted	0.11		0.06		0.70	0.65
Shares used in computing earnings per share:
Basic	307,828		345,777		338,047	336,819
Diluted	323,749		365,168		352,181	349,530
Other Data:
Ratio of earnings to fixed charges(a)	5.24	x	8.42	x	15.16x	39.42x

(a)	Earnings included in the calculation of this ratio consist of income before income taxes and minority interest plus fixed charges, less interest capitalized. Fixed charges include interest expense as well as the imputed interest component of rental expense.

As of March 31,
2007
(In thousands,
except per share data)

Consolidated Balance Sheet Data:
Current assets	$1,114,657
Total assets	8,258,753
Current liabilities	1,928,712
Long-term debt	500,000
Total stockholders’ equity	5,297,373
Shares outstanding — common stock	302,879
Book value per share(a)	17.49

(a)	Reflects stockholders’ equity divided by shares outstanding.

Summary Unaudited Pro Forma Consolidated Financial Data.  The following table sets forth summary unaudited pro forma consolidated financial data for the year ended December 31, 2006 and the three months ended March 31, 2007 and certain ratios for such periods. This summary unaudited pro forma consolidated financial data gives effect to the purchase of shares pursuant to the tender offer, as if such purchase had occurred on January 1, 2007 and 2006 for the consolidated statements of income data for the three months ended March 31, 2007 and for the year ended December 31, 2006, respectively, and on March 31, 2007 for the consolidated balance sheet data as of March 31, 2007. Such data also assumes that the purchase of shares is financed with debt on the terms described in the footnotes to the table below. This information should be read in conjunction with Summary Historical Consolidated Financial Data and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2006 and the unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations that actually would have been attained had the purchase of shares pursuant to the tender offer and the related financing been completed at the dates indicated, or will be achieved in the future. There can be no assurance that we will secure the necessary financing for the tender offer on terms acceptable to us or at all. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this offer to purchase under “Forward-Looking Statements.”

	Three Months Ended March 31, 2007						Year Ended December 31, 2006
	Actual		Adjustments		Pro Forma		Actual		Adjustments		Pro Forma
	(In thousands, except per share and ratio data)

Consolidated Statements of Income Data:
Revenue	$550,511		$—		$550,511		$2,237,586		$—		$2,237,586
Operating income	67,334		—		67,334		351,329		—		351,329
Other income (expense), net	(9,402)		(73,037	)(a)	(82,439)		33,569		(291,254	)(a)	(257,685)
Income (loss) before income taxes and minority interest	57,932		(73,037)		(15,105)		384,898		(291,254)		93,644
Provision for income taxes	(23,612)		29,769		6,157		(139,451)		105,523		(33,928)
Net income (loss)	34,776		(43,269)		(8,493)		244,934		(185,731)		59,203
Net earnings (loss) per share available to common stockholders:
Basic	$0.11				$(0.04)		$0.72				$0.27
Diluted	0.11				(0.04)		0.70				0.25
Shares used in computing earnings per share:
Basic	307,828		(116,667	)(b)	191,161		338,047		(116,667	)(b)	221,380
Diluted	323,749		(116,667	)(b)	207,082		352,181		(116,667	)(b)	235,514
Other Data:
Ratio of earnings to fixed charges	5.24	x			0.83	x	15.16	x			1.29x

(a)	Reflects interest expense on $3,564,600,000 in new borrowings with average terms of approximately seven years at a stated rate of interest of 8% per annum and amortization of estimated debt issuance costs of $62,000,000.

(b)	Reflects a reduction of 116,666,665 shares assumed to be repurchased in the transaction as of the beginning of the periods presented.

	As of March 31, 2007
	Actual	Adjustments		Pro Forma
	(In thousands, except per share data)

Consolidated Balance Sheet Data:
Current assets	$1,114,657	$—		$1,114,657
Total assets	8,258,753	62,000	(a)	8,320,753
Current liabilities	1,928,712	35,646	(b)	1,964,358
Long-term debt	500,000	3,528,954	(b)	4,028,954
Total stockholders’ equity	5,297,373	(3,502,600	)(c)	1,794,773
Shares outstanding — common stock	302,879	(116,667	)(d)	186,212
Book value per share	17.49			9.64

(a)	Reflects deferred debt issuance costs.

(b)	Reflects indebtness of $3,564,600,000 to finance the repurchase and all related fees, of which $35,646,000 is assumed payable within one year.

(c)	Reflects the repurchase of 116,666,665 shares at an average price of $30.00 per share, plus associated transaction fees and costs of approximately $2,600,000.

(d)	Reflects a reduction of 116,666,665 shares assumed to be repurchased in the transaction.

11.	Certain Information Concerning Expedia.

Expedia, Inc. is an online travel company, empowering business and leisure travelers with the tools and information they need to efficiently research, plan, book and experience travel. We have created a global travel marketplace used by a broad range of leisure and corporate travelers and offline retail travel agents. We make available, on a stand-alone and package basis, travel products and services provided by numerous airlines, lodging properties, car rental companies, destination service providers, cruise lines and other travel products and services.

Our portfolio of brands, which are described below, includes: Expedia.com, Hotels.com, Hotwire.com, our private label programs (Worldwide Travel Exchange and Interactive Affiliate Network), Classic Vacations, Expedia Corporate Travel, eLong and TripAdvisor. In addition, many of these brands have related international points of sale.

Our executive offices are located at 3150 139th Avenue S.E., Bellevue, Washington 98005, telephone number (425) 679-7200. Our Internet address is www.expediainc.com for corporate and investor information. The information contained on our web site or connected to our web site is not incorporated by reference into this offer to purchase and should not be considered part of this offer to purchase.

Additional Information.  Expedia is subject to the information requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy statements and other information relating to its business, financial condition and other matters. Expedia is required to disclose in these proxy statements certain information, as of particular dates, concerning the Expedia directors and executive officers, their compensation, securities granted to them, the principal holders of the securities of Expedia and any material interest of such persons in transactions with Expedia. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Expedia has filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the tender offer. This material and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the Securities and Exchange Commission’s customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Results of Operations.  Expedia expects to announce definitive results for the quarter ended June 30, 2007 on or after August 2, 2007 and in any event prior to the expiration date of the tender offer. Stockholders are advised to review Expedia’s earnings release when available.

Incorporation by Reference.  The rules of the Securities and Exchange Commission allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about us.

SEC Filings (File No. 000-51447)	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2006 (including information specifically incorporated by reference into the Annual Report on Form 10-K from Expedia’s definitive proxy statement filed on April 30, 2007)
Quarterly Report on Form 10-Q	Quarter ended March 31, 2007
Current Reports on Form 8-K	Filed January 25, 2007, February 15, 2007, May 8, 2007, June 19, 2007 and June 27, 2007

We incorporate by reference the documents listed above. You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address: Investor Relations Department, Expedia, Inc., 3150 139th Avenue S.E., Bellevue, Washington 98005, telephone number (425) 679-7200. Please be sure to include your complete name and address in the request.

12.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.

Interests of Directors and Executive Officers.  As of June 15, 2007, Expedia had issued and outstanding 278,170,459 shares of common stock, 25,599,998 shares of Class B common stock, 846 shares of Series A preferred stock convertible into 846 shares of common stock, outstanding warrants to purchase 34,641,544 shares of common stock and outstanding options to purchase 21,497,131 shares of common stock. The 116,666,665 shares Expedia is offering to purchase under the tender offer represent approximately 42% of the shares of common stock outstanding as of June 15, 2007 and approximately 33% of the shares of common stock assuming exercise of all outstanding and exercisable warrants and options and the conversion of all outstanding shares of Class B common stock and Series A preferred stock.

As of June 15, 2007, Expedia’s directors and executive officers as a group (15 individuals) beneficially owned an aggregate of 86,396,527 shares of common stock, representing approximately 27% of the outstanding shares of common stock assuming conversion or exercise of certain Expedia equity securities as described below. The directors and executive officers of Expedia are entitled to participate in the tender offer on the same basis as all other stockholders. However, they and Liberty Media have advised Expedia that they do not intend to tender any shares in the tender offer. To Expedia’s knowledge, none of its affiliates intends to tender any shares in the tender offer.

The following table presents information as of June 15, 2007 relating to the beneficial ownership of Expedia’s capital stock by (1) each director and executive officer of Expedia, (2) all directors and executive officers of Expedia as a group and (3) Liberty Media. Except as set forth in the table, such persons listed in the table may be contacted at Expedia’s corporate headquarters at 3150 139th Avenue S.E., Bellevue, Washington 98005.

For each listed person, the number of shares of Expedia common stock and Class B common stock and the percentage of each such class listed assume the conversion or exercise of certain Expedia equity securities, as described below, owned by such person, but do not assume the conversion or exercise of any equity securities owned by any other person, entity or group. Shares of Expedia Class B common stock may, at the option of the holder, be converted on a one-for-one basis into shares of Expedia common stock. For each listed person, the number of shares of Expedia common stock and Class B common stock and the percentage of each such class listed include shares of Expedia common stock and Class B common stock that may be acquired by such person, entity or group on the conversion or exercise of equity securities, such as stock options and warrants, that can be converted or exercised, and restricted stock units that have or will have vested, within 60 days of June 15, 2007.

The percentage of votes for all classes of Expedia’s capital stock is based on one vote for each share of common stock, 10 votes for each share of Class B common stock and two votes for each share of Series A preferred stock.

The last two columns of the table below reflect ownership and voting percentages after giving effect to the tender offer, assuming Expedia purchases 116,666,665 shares and that Expedia’s directors and executive officers and Liberty Media do not tender any shares.

								Percent of	Percent of Votes
								Common Stock	(All Classes)
	Expedia Common Stock			Expedia Class B Common Stock			Percent of Votes	After Tender	After Tender
Beneficial Owner	Shares		%	Shares		%	(All Classes)	Offer(+)	Offer(+)

Liberty Media Corporation 12300 Liberty Blvd. Englewood, CO 80112	69,219,787	(1)	22.79%	25,599,998	(2)	100%	56.09%	37.00%	71.76%
Barry Diller	84,345,775	(3)	26.92%	25,599,998	(4)	100%	57.89%	42.90%	73.71%
Victor A. Kaufman	839,732	(5)	*	0		0	*	*	*
Dara Khosrowshahi	693,756	(6)	*	0		0	*	*	*
A. George “Skip” Battle	254,703	(7)	*	0		0	*	*	*
Simon J. Breakwell	74,330	(8)	*	0		0	*	*	*
Jonathan L. Dolgen	19,228	(9)	*	0		0	*	*	*
William R. Fitzgerald	0	(10)	0	0		0	0	0	0
David Goldhill	7,500	(11)	*	0		0	*	*	*
Peter M. Kern	7,500	(11)	*	0		0	*	*	*
John C. Malone	0	(10)	0	0		0	0	0	0
Michael B. Adler	21,311		*	0		0	*	*	*
Kathleen K. Dellplain	121,396	(12)	*	0		0	*	*	*
Burke F. Norton	0		0	0		0	0	0	0
Paul Onnen	9,360		*	0		0	*	*	*
Patricia L. Zuccotti	1,936		*	0		0	*	*	*
All executive officers and directors as a group (15 persons)	86,396,527	(13)	27.42%	25,599,998		100%	58.08%	43.55%	73.88%

(+)	Assuming Expedia purchases 116,666,665 shares pursuant to the tender offer and that Expedia’s directors and executive officers and Liberty Media do not tender.

(*)	The percentage of shares beneficially owned does not exceed 1% of the class.

(1)	Based on information filed on Schedule 13D/A with the SEC on June 28, 2007 by Liberty Media, Mr. Diller and the BDTV Entities. Consists of (i) 43,619,789 shares of Expedia common stock held by Liberty Media, (ii) 1,176,594 shares of Class B common stock held by Liberty Media and (iii) 24,423,404 shares of Class B common stock held by the BDTV Entities. The “BDTV Entities” consist of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc. Pursuant to a Stockholders Agreement, dated as of August 9, 2005 by and between Liberty Media and Mr. Diller (the “Stockholders Agreement”) described below, Mr. Diller generally has the right to vote all of the shares of Expedia common stock and Class B common stock held by Liberty Media and the BDTV Entities.

(2)	Consists of 1,176,594 shares of Expedia Class B common stock held by Liberty Media and 24,423,404 shares of Expedia Class B common stock held by the BDTV Entities. Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of Expedia common stock and Class B common stock held by Liberty Media and the BDTV Entities.

(3)	Based on information filed on Schedule 13D/A with the SEC on June 28, 2007 by Liberty Media, Mr. Diller and the BDTV Entities. Consists of (i) 5,441,618 shares of Expedia common stock owned by Mr. Diller, (ii) options to purchase 9,500,000 shares of Expedia common stock held by Mr. Diller, (iii) 184,370 shares of Expedia common stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 24,423,404 shares of Expedia Class B common stock held by the BDTV Entities (see footnote 1 above),

(v) 43,619,789 shares of Expedia common stock held by Liberty Media (see footnote 1 above) and (vi) 1,176,594 shares of Expedia Class B common stock held by Liberty Media (see footnote 1 above). Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of Expedia common stock and Class B common stock held by Liberty Media and the BDTV Entities. Excludes shares of Expedia common stock and options to purchase shares of Expedia common stock held by Diane Von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership.

(4)	Consists of 1,176,594 shares of Expedia Class B common stock held by Liberty Media and 24,423,404 shares of Expedia Class B common stock held by the BDTV Entities. Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of Expedia Class B common stock held by Liberty Media and the BDTV Entities.

(5)	Consists of 8,482 shares of common stock and options to purchase 831,250 shares of common stock that are exercisable within 60 days of June 15, 2007.

(6)	Consists of (i) 145,560 shares of common stock and (ii) options to purchase 548,196 shares of common stock that are exercisable within 60 days of June 15, 2007.

(7)	Consists of (i) 5,000 shares of common stock held by Mr. Battle, (ii) options to purchase 232,137 shares of common stock that are exercisable within 60 days of June 15, 2007, (iii) 2,500 restricted stock units that vest within 60 days of June 15, 2007, (iv) 9,999 shares of common stock held by the Battle Family Foundation, as to which Mr. Battle disclaims beneficial ownership, and (v) 5,067 shares of common stock held by Mr. Battle’s wife as custodian under CAUTMA for Catherine McNelley, as to which Mr. Battle disclaims beneficial ownership.

(8)	Consists of 23,399 shares of common stock and the following securities that are exercisable within 60 days of June 15, 2007: (i) options to purchase 33,763 shares of common stock, and (ii) warrants to purchase 17,168 shares of common stock.

(9)	Consists of (i) 5,000 shares of common stock, (ii) options to purchase 11,261 shares of common stock that are exercisable within 60 days of June 15, 2007, (iii) 2,500 restricted stock units that vest within 60 days of June 15, 2007, and (iv) 467 shares of common stock held indirectly by a charitable trust, of which Mr. Dolgen is a trustee and as to which Mr. Dolgen disclaims beneficial ownership.

(10)	Excludes shares of Expedia common stock and Class B common stock owned by Liberty Media, as to which Messrs. Fitzgerald and Malone disclaim beneficial ownership.

(11)	Consists of 5,000 shares of common stock and 2,500 restricted stock units that vest within 60 days of June 15, 2007.

(12)	Consists of 21,767 shares of common stock and the following securities that are exercisable within 60 days of June 15, 2007: (i) options to purchase 93,068 shares of common stock, and (ii) a warrant to purchase 6,561 shares of common stock.

(13)	Consists of 49,513,125 shares of common stock, 25,599,998 shares of Class B common stock and the following securities that vest or are exercisable within 60 days of June 15, 2007: (i) options to purchase 11,249,675 shares of common stock, (ii) warrants to purchase 23,729 shares of common stock, and (iii) 10,000 restricted stock units.

Recent Securities Transactions.  Based on Expedia’s records and information provided to Expedia by its directors, executive officers, associates and subsidiaries, neither Expedia, nor, to the best of Expedia’s knowledge, any directors or executive officers of Expedia or any associates or subsidiaries of Expedia, has effected any transactions in shares during the 60-day period before the date hereof, except as follows:

•	On June 25, 2007, Jonathan L. Dolgen, a member of Expedia’s Board of Directors, exercised options to purchase 11,261 shares at an exercise price of $6.92 per share, which Mr. Dolgen paid in cash. This exercise is not reflected in the beneficial ownership table above.

•	Upon their reelection to the Board of Directors at Expedia’s annual meeting of stockholders on June 6, 2007, each of the following non-employee directors received a grant of 10,254 restricted stock units, which vest in three equal installments commencing on the first anniversary of the grant date: Mr. Battle, Mr. Breakwell, Mr. Dolgen, Mr. Goldhill and Mr. Kern (the “Non-Employee Directors”).

•	On June 6, 2007, Dara Khosrowshahi, Expedia’s Chief Executive Officer, received a grant of 100,000 restricted stock units, which vest in five equal installments commencing on the first anniversary of the grant date, subject to satisfaction of certain performance-related conditions.

•	On June 1, 2007, Kathleen K. Dellplain, Expedia’s Executive Vice President, Human Resources, exercised options to purchase 7,271 shares at an exercise price of $3.69 per share, of which 3,361 shares valued at $24.03, the closing fair market value on the prior day, were withheld in satisfaction of the exercise price and tax withholding requirements on the exercise of the stock options.

•	On May 24, 2007, each of the Non-Employee Directors received 2,500 shares of common stock upon vesting of restricted stock units granted in connection with their service on the Expedia Board of Directors.

•	Upon vesting of certain restricted stock units on May 16, 2007, Michael B. Adler, Expedia’s Chief Financial Officer, received 27,570 shares of common stock, 7,293 of which were withheld in satisfaction of tax withholding requirements.

•	Upon vesting of certain restricted stock units on May 9, 2007, Paul Onnen, Expedia’s Executive Vice President, Technology, received 5,069 shares of common stock, 1,341 of which were withheld in satisfaction of tax withholding requirements.

Transactions and Arrangements Concerning Shares. Warrants. Expedia has fully vested stock warrants with expiration dates through February 2012 outstanding, certain of which trade on Nasdaq under the symbols “EXPEW” and “EXPEZ.” Each stock warrant is exercisable for a certain number of shares of our common stock or a fraction thereof. As of June 15, 2007, we had approximately 58.5 million warrants outstanding with a weighted average exercise price of $22.33, which if exercised in full would entitle holders to acquire 34.6 million of our common shares. These warrants included:

•	EXPEW Warrants. Each EXPEW warrant entitles its holder to purchase one half of one share of Expedia common stock at an exercise price equal to $15.61 per warrant. Each EXPEW warrant may be exercised on any business day on or prior to February 4, 2009. The warrants trade on Nasdaq under the symbol “EXPEW.” As of June 15, 2007, there were 14.6 million EXPEW warrants outstanding.

•	EXPEZ Warrants. Each EXPEZ warrant entitles its holder to purchase 0.969375 shares of Expedia common stock at an exercise price equal to $11.56 per warrant. The exercise price must be paid in cash. Each EXPEZ warrant may be exercised on any business day on or prior to February 4, 2009. These warrants trade on Nasdaq under the symbol “EXPEZ.” As of June 15, 2007, there were 11.4 million EXPEZ warrants outstanding.

•	VUE Warrants. Each Tranche 1 and Tranche 2 VUE warrant entitles its holder to purchase one half of a share of Expedia common stock at a weighted average exercise price of $12.79. The exercise price must be paid in cash. Each VUE warrant may be exercised on any business day on or prior to May 7, 2012. As of June 15, 2007, there were 32.2 million VUE warrants outstanding.

•	Integrated Warrants. Pursuant to the separation agreement (the “separation agreement”) entered into with IAC/InterActiveCorp (“IAC”), Expedia has issued into an escrow account a number of shares of Expedia common stock sufficient to satisfy the obligation for future delivery of Expedia common stock to the holders of warrants initially assumed or issued by IAC prior to the spin-off of Expedia from IAC in August 2005 (the “spin-off”) who elect to exercise them. Under the terms of the escrow agreement, any such shares of Expedia common stock that are not delivered to exercising warrant holders will be returned to Expedia upon the expiration of the warrants in accordance with their terms. As of June 15, 2007, Expedia was obligated to deliver up to 42,669 shares of Expedia common stock to IAC pursuant to the separation agreement and the escrow agreement in connection with the exercise of these warrants for a weighted average exercise price per share equal to $21.43. The expiration dates of these warrants range from November 7, 2009 to May 19, 2010.

Obligations Relating to the Ask Jeeves Notes.  Under the separation agreement, Expedia contractually assumed IAC’s obligation to deliver Expedia common stock to the holders (upon conversion) of certain Ask Jeeves, Inc. Zero Coupon Convertible Notes Due June 1, 2008 assumed by IAC in connection with the acquisition of Ask

Jeeves, Inc. Upon notice of conversion, Expedia is obligated to deliver shares of Expedia common stock to IAC for delivery to the holders of Ask Jeeves Notes, or deliver cash in equal value in lieu of issuing such shares. If Expedia elects to issue cash rather than shares, the holder may revoke its notice of conversion. Pursuant to an escrow agreement entered into with The Bank of New York, Expedia has deposited into an escrow account a number of its shares of common stock sufficient to satisfy its obligations for future delivery of Expedia shares. Any such shares of Expedia common stock placed in escrow that are not delivered to converting holders of notes will be returned to Expedia at the maturity of the notes. As of June 15, 2007, Expedia could be required to deliver up to 500,000 shares of common stock pursuant to the separation agreement and the escrow agreement in connection with the conversion of these notes.

Tax Sharing Agreement.  IAC and Expedia entered into a tax sharing agreement in connection with the spin-off. The tax sharing agreement governs IAC’s and Expedia’s respective rights, responsibilities and obligations after the spin-off with respect to taxes for the periods ending on or before the spin-off. Under the tax sharing agreement Expedia generally (i) may not take (or fail to take) any action that would cause any representations, information or covenants in the separation documents concerning the spin-off or documents relating to the tax opinion concerning the spin-off to be untrue, (ii) may not take (or fail to take) any action that would cause the spin-off to lose its tax free status, (iii) may not sell, issue, redeem or otherwise acquire any of its equity securities (or equity securities of members of its group), except in specified transactions (not including the purchase of shares pursuant to the tender offer), for a period of 25 months following the spin-off and (iv) may not, other than in the ordinary course of business, sell or otherwise dispose of a substantial portion of its assets, liquidate, merge or consolidate with any other person for a period of 25 months following the spin-off. During that period, Expedia may take some actions prohibited by these covenants if it provides IAC with an Internal Revenue Service ruling or an unqualified opinion of counsel to the effect that these actions will not affect the tax free nature of the spin-off, in each case satisfactory to IAC in its sole and absolute discretion (such an opinion of counsel satisfactory to IAC, a “Required Tax Opinion”). Notwithstanding the receipt of any such Internal Revenue Service ruling or opinion, Expedia must indemnify IAC for any taxes and related losses resulting from (i) any act or failure to act described in the covenants above, (ii) any acquisition of equity securities or assets of Expedia or any member of its group, and (iii) any breach by Expedia or any member of its group of representations in the separation documents between IAC and Expedia or the documents relating to the tax opinion concerning the spin-off. Expedia’s obligation to accept for payment, and pay for, shares tendered pursuant to the tender offer is conditioned on its receipt of a Required Tax Opinion in respect of the purchase of shares pursuant to the tender offer. See Section 7.

Stockholders Agreement.  Subject to the terms of a Stockholders Agreement between Mr. Diller and Liberty Media, Mr. Diller holds an irrevocable proxy to vote shares of Expedia common stock and Class B common stock beneficially owned by Liberty Media. By virtue of the proxy, as well as through shares owned by Mr. Diller directly, Mr. Diller is effectively able to control the outcome of all matters submitted to a vote or for the consent of Expedia’s stockholders (other than with respect to the election by the holders of Expedia common stock of 25% of the members of Expedia’s Board of Directors and matters as to which Delaware law requires a separate class vote).

In addition, until the later of (1) the date Mr. Diller no longer serves as Chairman of Expedia and (2) the date Mr. Diller no longer holds the proxy to vote Liberty Media’s shares of Expedia described above (or upon Mr. Diller becoming disabled, if that occurs first), and subject to the other provisions of the Stockholders Agreement, neither Liberty Media nor Mr. Diller can transfer shares of common stock or Class B common stock, other than:

•	transfers by Mr. Diller to pay taxes relating to the granting, vesting and/or exercise of stock options to purchase common stock of Expedia;

•	transfers to each party’s respective affiliates;

•	pledges relating to financings, subject to certain conditions; and

•	transfers of options or common stock in connection with “cashless exercises” of Mr. Diller’s options to purchase shares of common stock.

The restrictions on transfer are subject to a number of exceptions (which exceptions are generally subject to the rights of first refusal described below):

•	either of Liberty Media or Mr. Diller may transfer shares of common stock or Class B common stock to an unaffiliated third party, subject to tag-along rights described below;

•	either of Liberty Media or Mr. Diller may transfer shares of common stock or Class B common stock so long as, in the case of Mr. Diller, he continues to beneficially own at least 2,200,000 shares of common stock and Class B common stock (including stock options) and, in the case of Liberty Media, Liberty Media continues to beneficially own 2,000,000 shares of common stock and Class B common stock, and in the case of a transfer of an interest in, or of any of the shares of common stock or Class B common stock held by, specified entities referred to as the “BDTV Limited Entities,” after such transfer, Liberty Media and Mr. Diller collectively control at least 50.1% of the total voting power of Expedia; and

•	either of Liberty Media or Mr. Diller may transfer shares of common stock or Class B common stock so long as the transfer complies with the requirements of Rule 144 or Rule 145 under the Securities Act, and, in the case of a transfer of an interest in, or of any of the shares of common stock or Class B common stock held by, the BDTV Limited Entities, after such transfer, Liberty Media and Mr. Diller collectively control at least 50.1% of the total voting power of Expedia.

Each of Mr. Diller and Liberty Media will be entitled to a right to “tag-along” (i.e., participate on a pro rata basis) on sales by the other of shares of common stock or Class B common stock to any third party. Liberty Media will not have a tag-along right in the event of:

•	sales by Mr. Diller of up to 2,000,000 shares of common stock or Class B common stock within any rolling twelve-month period;

•	transfers by Mr. Diller to pay taxes relating to the granting, vesting and/or exercise of stock options to purchase shares of common stock or transfers in connection with “cashless exercises” of Mr. Diller’s options to purchase shares of common stock;

•	specified “brokers’ transactions,” as defined under the Securities Act, referred to as “market sales;” or

•	generally, when Mr. Diller no longer serves as Chairman of Expedia.

Mr. Diller will not have a tag-along right with respect to hedging transactions and stock lending transactions related thereto effected by Liberty Media, in each case meeting certain requirements, or market sales by Liberty Media.

Each of Mr. Diller and Liberty Media has a right of first refusal in the case of a proposed transfer by the other of shares of Class B common stock of Expedia to a third party. If either Liberty Media or Mr. Diller proposes to transfer shares of Class B common stock, the other will be entitled to swap any shares of common stock it or he owns for such shares of Class B common stock (subject to the rights of first refusal described above). To the extent there remain shares of Class B common stock that the selling stockholder would otherwise transfer to a third party, such shares must first be converted into shares of common stock. This restriction does not apply to, among other specified transfers, transfers among the parties and their affiliates.

In connection with the spin-off, Mr. Diller and Liberty Media agreed that the BDTV entities would hold shares of common stock and Class B common stock received by each BDTV entity as a result of the spin-off. Mr. Diller and Liberty Media will continue to have substantially similar arrangements with respect to the voting control and ownership of the equity of each BDTV entity, which together hold a substantial majority of the shares of Class B common stock. These arrangements effectively provide that Mr. Diller controls the voting of Expedia securities held by these entities, other than with respect to certain actions by Expedia, and Liberty Media retains substantially all of the equity interest in such entities. Liberty Media may purchase Mr. Diller’s nominal equity interest in these entities for a fixed price.

Mr. Diller’s and Liberty Media’s rights and obligations under the Stockholders Agreement generally terminate at such time as, in the case of Mr. Diller, he no longer beneficially owns at least 2,200,000 shares of common stock and Class B common stock (including stock options) and, in the case of Liberty Media, Liberty Media no longer beneficially owns at least 2,000,000 shares of common stock and Class B common stock. Liberty Media’s tag-along rights and obligations terminate at such time as Liberty Media ceases to beneficially own at least 5% of the total equity securities of Expedia. In calculating Liberty Media’s beneficial ownership of shares of common stock and shares of Class B common stock of Expedia, Liberty Media will be deemed to own all shares of common stock and Class B common stock held by the BDTV Entities. In addition, Mr. Diller’s rights under the Stockholders Agreement will terminate upon the later of (1) the date Mr. Diller ceases to serve as Chairman of Expedia or becomes disabled and (2) the date Mr. Diller no longer holds a proxy to vote the shares of Expedia owned by Liberty Media.

Governance Agreement.  Liberty Media, Expedia and Mr. Diller are parties to a Governance Agreement dated as of August 9, 2005, as amended on June 19, 2007 in connection with the announcement of the tender offer, pursuant to which, among other things:

•	Liberty Media has the right to nominate up to 20% of the number of directors of Expedia (rounded up to the next whole number if the number of directors is not an even multiple of five) so long as Liberty Media beneficially owns at least 33,651,963 equity securities of Expedia (and so long as Liberty Media’s ownership percentage is at least equal to 15% of the total equity securities of Expedia); and

•	Liberty Media has the right to nominate one director of Expedia so long as Liberty Media beneficially owns at least 22,434,642 equity securities of Expedia (and so long as Liberty Media owns at least 5% of the total equity securities of Expedia).

For so long as certain conditions relating, among other things, to ownership are met, Expedia has agreed that, without the prior approval of Liberty Media and/or Mr. Diller, as applicable, it will not engage in any transaction that would result in Liberty Media or Mr. Diller having to divest any part of their interests in Expedia or any other material assets, or that would render any such ownership illegal or would subject Mr. Diller or Liberty Media to any fines, penalties or material additional restrictions or limitations. In addition, for so long as such ownership and other conditions are met, in the event that Expedia or any of its subsidiaries incurs any new obligations for borrowed money within the definition of “total debt” set forth in the Governance Agreement (other than in respect of specified refinancings) (“Incurred Debt”), if Expedia’s “total debt ratio” (giving effect to such new obligations) equals or exceeds 8:1, and for so long as such ratio continues to equal or exceed 8:1, Expedia may not take certain specified actions without the prior approval of Liberty Media and/or Mr. Diller. These actions include, among other transactions, making material amendments to the certificate of incorporation or bylaws of Expedia, adopting any stockholder rights plan that would adversely affect Liberty Media or Mr. Diller, as applicable, and granting additional consent rights to a stockholder of Expedia. If the Incurred Debt is incurred by Expedia or a subsidiary in connection with the acquisition of a business, the calculation of Expedia’s “total debt ratio” takes into account certain debt and cash of the acquired business and also takes into account twelve months of the EBITDA (as defined in the Governance Agreement) of the acquired business.

In the event that Expedia issues or proposes to issue any shares of common stock or Class B common stock (with certain limited exceptions) including shares issued upon exercise, conversion or exchange of options, warrants and convertible securities, Liberty Media will have preemptive rights that entitle it to purchase a number of common shares so that Liberty Media will maintain the identical ownership interest in Expedia (subject to certain adjustments) that Liberty Media had immediately prior to such issuance or proposed issuance (but not in excess of a specified percentage). Any purchase by Liberty Media will be allocated between common stock and Class B common stock in the same proportion as the issuance or issuances giving rise to the preemptive right, except to the extent that Liberty Media opts to acquire shares of common stock in lieu of shares of Class B common stock.

Liberty Media and Mr. Diller are entitled to customary, transferable registration rights with respect to common stock owned by them. Liberty Media is entitled to four demand registration rights and Mr. Diller is entitled to three demand registration rights. Expedia will pay the costs associated with such registrations (other than underwriting discounts, fees and commissions). Expedia will not be required to register shares of its common stock if a stockholder could sell the shares in the quantities proposed to be sold at such time in one transaction pursuant to Rule 144 promulgated under the Securities Act or under another comparable exemption from registration.

Generally, the Governance Agreement will terminate:

•	with respect to Liberty Media, at such time that Liberty Media beneficially owns equity securities representing less than 5% of the total equity securities of Expedia; and

•	with respect to Mr. Diller, at the later of (1) the date Mr. Diller ceases to be the Chairman of Expedia or becomes disabled and (2) the date Mr. Diller no longer holds a proxy to vote the shares of Liberty Media (as described above).

Indenture Governing Expedia, Inc.’s 7.456% Senior Notes due 2018.  In August 2006, Expedia privately placed $500 million of senior unsecured notes due 2018 pursuant to an indenture entered into among The Bank of New York, as trustee, Expedia and its subsidiary guarantors from time to time party thereto, and in March 2007, completed an offer to exchange these notes for registered notes having substantially the same financial terms and covenants as the original notes (the unregistered notes and registered notes, collectively, the “notes”). The notes bear a fixed rate interest of 7.456% with interest payable semi-annually in February and August of each year, beginning in February 2007. The notes are repayable in whole or in part on August 15, 2013, at the option of the holder of such notes, at 100% of the principal amount plus accrued interest. Expedia may redeem the notes in accordance with the terms of the indenture, in whole or in part at any time at its option. The notes are senior unsecured obligations guaranteed by certain domestic Expedia subsidiaries and rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations. The notes include covenants that, among other things, limit Expedia’s ability to (i) incur liens, (ii) enter into sale and leaseback transactions and (iii) merge, consolidate or sell substantially all of its assets. In the event that Expedia incurs indebtedness secured by liens on its properties or assets, the indenture requires Expedia, subject to certain exceptions, to equally and ratably secure the notes.

Board Compensation Arrangements Involving Expedia Securities.  Each director of Expedia who is not an employee of Expedia or any of its businesses or affiliates or a Liberty Media nominee receives an annual retainer of $45,000. In addition, each qualifying director receives a grant of restricted stock units with a value of $250,000 (based on the closing price of Expedia’s common stock on Nasdaq on the day prior to the grant), upon such director’s initial election to office and annually thereafter on the date of Expedia’s annual meeting of stockholders at which the director is re-elected. These restricted stock units vest in three equal annual installments commencing on the first anniversary of the grant date. In addition, each member of the audit committee receives an annual retainer of $20,000 and each member of the compensation committee receives an annual retainer of $15,000. The chairman for each of the audit and compensation committees receives an additional annual retainer of $10,000. Expedia also reimburses directors for all reasonable expenses incurred by directors as a result of attendance at meetings.

Under Expedia’s Non-Employee Director Deferred Compensation Plan, Non-Employee Directors may defer all or a portion of their annual retainer and all of their meeting attendance fees. Eligible directors who defer their directors’ fees can elect to have such deferred fees (i) applied to the purchase of share units, representing the number of shares of Expedia common stock that could have been purchased on the relevant date, or (ii) credited to a cash fund. If any dividends are paid on Expedia common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted-average prime or base lending rate of The Chase Manhattan Bank (or successor thereto). Upon ceasing to be a member of the Expedia board, a director will receive (1) with respect to share units, such number of shares of Expedia common stock as the share units represent and (2) with respect to the cash fund, a cash payment. Payments upon ceasing to be a member of the Expedia board will be made in either one lump sum or up to five installments, as elected by the eligible director at the time of the deferral election.

Officer and Employee Compensation Arrangements Involving Expedia Securities.  401(k) Plan.  Expedia maintains the Expedia Retirement Savings Plan, for which Fidelity Management Trust Company serves as trustee under a Trust Agreement, entered into as of August 15, 2005, between a wholly-owned subsidiary of Expedia that serves as plan administrator and the trustee. Participating employees may contribute up to 16% of their eligible compensation, but not more than statutory limits. Expedia makes a matching contribution each pay period equal to 50% of a participant’s contributions up to a 6% contribution rate, and we may make additional annual profit sharing contributions. Matching contributions are invested proportionate to each participant’s voluntary contributions in the investment options provided under the plan. Investment options in the plan include Expedia common stock, but neither the participant nor our matching contributions are required to be invested in Expedia common stock.

2005 Stock and Annual Incentive Plan.  Expedia’s 2005 Stock and Annual Incentive Plan (the “Expedia 2005 Plan”) provides for grants of restricted stock, restricted stock awards (“RSA”), restricted stock units (“RSUs”), stock options and other stock-based awards to directors, officers, employees and consultants pursuant to award agreements to be entered into from time to time with beneficiaries of the awards. Expedia issues new shares to satisfy the exercise or release of stock-based awards. RSUs, which are awards in the form of phantom shares or units that are denominated in a hypothetical equivalent number of shares of Expedia common stock, are Expedia’s primary form of stock-based award. As of June 15, 2007, Expedia had approximately 4.5 million shares of common stock reserved for new stock-based awards under the Expedia 2005 Plan. As of June 15, 2007, Expedia had approximately 8.6 million RSUs outstanding, 4,400 RSAs outstanding and stock options with respect to 21.5 million shares of Expedia common stock.

Unless otherwise provided by the Compensation Committee of the Board of Directors in an award agreement (and with respect to such awards granted by IAC prior to the spin-off and converted into Expedia awards as part of the spin-off, only if provided in an applicable award agreement or in the IAC Long Term Incentive Plan under which such converted award was originally granted), in the event of a “change in control” of Expedia, in the case of officers of Expedia (and not the company’s subsidiaries) who are Senior Vice Presidents and above as of the time of the change in control and, in the case of other employees of Expedia if provided by the Compensation Committee in an award agreement (i) any stock appreciation rights and stock options outstanding as of the date of the change in control which are not then exercisable and vested will become fully exercisable and vested, (ii) the restrictions and deferral limitations applicable to RSAs will lapse and the restricted stock underlying the awards will become free of all restrictions and fully vested, (iii) all RSUs will be considered to be earned and payable in full and any deferral or other restrictions will lapse and such RSUs will be settled in cash or shares of Expedia common stock as promptly as practicable and (iv) bonus awards may be paid out, in whole or in part, in the discretion of the Compensation Committee, notwithstanding whether performance goals have been achieved. In addition, in the event that, during the two-year period following a change in control, a plan participant’s employment is terminated other than for cause or disability or a plan participant resigns for good reason, (i) any stock appreciation rights and stock options outstanding as of the date of the change in control will become fully exercisable and vested and will remain exercisable for the greater of (a) the period that they would remain exercisable absent the change in control provision and (b) the lesser of the expiration of the term of such stock appreciation right or stock option or one year following such termination of employment, (ii) the restrictions and deferral limitations applicable to RSAs will lapse and the restricted stock underlying the awards will become free of all restrictions and fully vested, and (iii) all RSUs will be considered to be earned and payable in full and any deferral or other restrictions will lapse and such RSUs will be settled in cash or shares of Expedia common stock as promptly as practicable.

Specific Agreements with Certain Executive Officers.  In addition to outstanding awards to Executive Officers of Expedia described under “— 2005 Stock and Annual Incentive Plan,” Expedia is party to the following agreements with respect to securities of Expedia:

Barry Diller.  On June 7, 2005, the IAC Compensation Committee, pursuant to the IAC/InterActiveCorp 2005 Stock and Annual Incentive Plan (the “IAC 2005 Plan”) granted to Mr. Diller options to purchase 4,800,000 shares of IAC common stock at an exercise price of $32.03, representing 130% of the closing price of IAC common stock on June 7, 2005, and options to purchase 2,800,000 shares of IAC common stock at an exercise price of $43.12, representing 175% of the closing price of IAC common stock on June 7, 2005. Upon completion of the spin-off, among other things, Mr. Diller’s awards were adjusted to grant an option to purchase 2,400,000 shares of Expedia common stock at $28.49 per share and an option to purchase 1,400,000 shares at $38.35 per share. The stock option agreement provides that following completion of the spin-off, the satisfaction of conditions to vesting of Mr. Diller’s options to purchase shares of Expedia common stock is determined based on Mr. Diller’s employment with Expedia.

The options have a ten-year term and vest on the fifth anniversary of the grant date, subject to continued employment. Upon a termination of Mr. Diller’s employment for death, disability, by Expedia without cause, or by Mr. Diller for good reason, the options will vest pro rata at 20% per year of completed service from the date of grant to the date of termination. Upon a change in control, 20% of the options will vest, with an additional 20% vesting for each completed year of service following the grant date.

For purposes of the agreement, a “change in control” is defined by reference to the IAC 2005 Plan, as follows: a “change of control” occurs if: (a) there is a change in the majority of our Board not endorsed by the requisite number of incumbent board members; (b) another party becomes the beneficial owner of at least 50% of Expedia’s outstanding voting stock, with certain exceptions; (c) Expedia consummates a merger, reorganization, or consolidation with another party, or the sale or other disposition of all or substantially all of our assets or the purchase of assets or stock of another entity (“Business Combination”) unless the beneficial stockholders of Expedia immediately prior to the Business Combination retain more than 50% of the outstanding voting stock of the entity resulting from the Business Combination in substantially the same proportions immediately prior to such Business Combination; or (d) Expedia consummates a complete liquidation or dissolution. However, the agreement provides that notwithstanding the provisions of the plan, no change in control will occur so long as Mr. Diller has sufficient voting power with respect to Expedia such that he effectively controls the election of a majority of members of the Board of Expedia.

“Good reason” is defined in the agreement to mean any of the following actions without Mr. Diller’s consent: (i) a reduction in his rate of annual base salary, (ii) a relocation of his principal place of business more than 35 miles from New York City, or (iii) a material and demonstrable adverse change in the nature and scope of his duties.

“Cause” is defined by reference to the IAC 2005 Plan, as follows: (i) the willful or gross neglect by a participant of his employment duties, (ii) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony offense by a participant, (iii) a material breach of the participant’s fiduciary duty owed to Expedia, or (iv) a material breach by a participant of any nondisclosure, non-solicitation or non-competition obligation owed to Expedia.

Under the Equity and Bonus Compensation Agreement dated August 24, 1995 between IAC and Mr. Diller, IAC agreed that to the extent any payment or distribution by IAC, in connection with a change in control of IAC, to or for the benefit of Mr. Diller (whether under the terms of the related agreement or otherwise) would be subject to the excise tax imposed by §4999 of the Internal Revenue Code, then Mr. Diller would be entitled to a gross-up payment covering the excise taxes (the “gross-up”). Under the terms of the spin-off, the gross-up obligation became binding upon Expedia with respect to any payment or distribution by Expedia, in connection with a change in control of Expedia, to or for the benefit of Mr. Diller.

Dara Khosrowshahi.  Prior to the spin-off, IAC and Dara Khosrowshahi, Expedia’s Chief Executive Officer, agreed to amend Mr. Khosrowshahi’s outstanding equity awards to provide that in the event of his termination of employment without cause (including resignation by Mr. Khosrowshahi for “good reason”), all RSUs held by Mr. Khosrowshahi on the date of the spin-off would vest and all options that are vested on the date of termination would remain exercisable for a period of 24 months from the date of termination or until the stated expiration date of the option, whichever is shorter.

On March 7, 2006, the Compensation Committee and the Section 16 Committee of the Board of Directors (together, the “committees”) approved a grant to Mr. Khosrowshahi of 800,000 RSUs that vest as follows: upon Expedia’s achievement of (i) operating income before amortization (“OIBA”) of $1.0 billion for a full fiscal year (the “OIBA Target”) and (ii) either achievement of a target increase in the price of Expedia’s common stock or the achievement of certain EBITA targets approved by the committees (the “RSU Performance Goals”), 75% of the restricted stock unit grant will vest (the “Initial Vesting”). If Mr. Khosrowshahi has not voluntarily terminated his employment with Expedia or Mr. Khosrowshahi’s employment has not been terminated for cause on the first anniversary of the Initial Vesting, the remaining portion of the restricted stock units will vest.

If Expedia terminates Mr. Khosrowshahi without cause in any year in which Expedia achieves an OIBA target of $900 million (the “Modified OIBA Target”) and one of the RSU Performance Goals has been met, then 75% of the restricted stock units will vest upon such termination of employment and the remaining restricted stock units will be forfeited.

If there is a change in control of Expedia, then 50% of the outstanding restricted stock units will vest immediately, without regard to the OIBA targets or RSU Performance Goals. If within one year of the change in control, Mr. Khosrowshahi’s employment is terminated without cause or Mr. Khosrowshahi incurs a material and demonstrable change in his duties, then the remaining restricted stock units will vest, without regard to the performance targets or Performance Goals.

For purposes of calculating the OIBA Target and the Modified OIBA Target, the operating results of all entities acquired by Expedia will be included, starting with the first full fiscal year after any such acquisitions. In the case of each acquisition, the OIBA Target or Modified OIBA Target will be increased by the amount of OIBA that Expedia expects to achieve in the first full fiscal year following such acquisition, as projected by Expedia at the time of the acquisition.

For the purposes of the restricted stock unit agreement, a “change in control” is defined by reference to the Expedia 2005 Plan, except that the agreement provides that a change in control will include termination of the irrevocable proxy held by Mr. Diller to vote shares of Expedia common stock held by Liberty Media or its affiliates, or the acquisition by Liberty Media or its affiliates of beneficial ownership of equity securities of Expedia, whereby Liberty Media acquires or assumes more than 35% of the voting power of the then outstanding equity securities of Expedia entitled to vote generally on the election of Expedia’s directors.

In connection with the foregoing arrangements, Mr. Khosrowshahi has agreed not to compete with Expedia’s businesses during the term of his employment with Expedia and for a period of two years from his date of departure.

Michael B. Adler.  On October 31, 2006, Expedia entered into an employment agreement and a Restricted Stock Unit Agreement (the “Adler RSU Agreement”) with Michael B. Adler, Expedia’s Executive Vice President and Chief Financial Officer. Mr. Adler was granted 84,832 restricted stock units (the “First RSU Award”) and 53,020 restricted stock units (the “Second RSU Award,” and together, the “Awards”) pursuant to the Expedia 2005 Plan with 20% of the Awards vesting on each anniversary of the Award Date over a five-year term. Upon a Company termination of employment without cause or an employee termination of employment for good reason, to the extent not already vested (i) 50% of the First RSU Award will vest, and (ii) an additional 20% of the Second Award will vest. Both awards were contingent upon the satisfaction of certain performance goals, which have subsequently been met. Both awards vest upon a change in control of Expedia.

For the purposes of the Adler RSU Agreement, a “change in control” is defined by reference to the Expedia 2005 Plan. In addition, the agreement provides that a change in control will include termination of the irrevocable proxy held by Barry Diller to vote shares of Expedia common stock held by Liberty Media or its affiliates, or the acquisition by Liberty Media or its affiliates of beneficial ownership of equity securities of Expedia, whereby Liberty Media acquires or assumes more than 50% of the voting power of the then outstanding equity securities of Expedia entitled to vote generally on the election of Expedia’s directors.

“Good reason” is defined under the Adler Employment Agreement to mean the occurrence of any of the following without Mr. Adler’s consent: (i) Expedia’s material breach of any material provision of the employment agreement, (ii) the material reduction in his title, duties, reporting responsibilities or level of responsibilities, (iii) the reduction in his base salary or percentage of discretionary annual target bonus, or (iv) the relocation of his principal place of employment more than 50 miles outside of the Seattle metropolitan area.

“Cause” is defined under the Adler Employment Agreement to mean his (i) plea of guilty or nolo contendere to, conviction for, or the commission of, a felony offense, (ii) material breach of a fiduciary duty owed to Expedia, (iii) material breach of any of the covenants made pursuant to the employment agreement, (iv) willful or gross neglect of the material duties required by the employment agreement, or (v) knowing and material violation of any Expedia policy pertaining to ethics, wrongdoing or conflicts of interest, subject to certain qualifications.

Burke F. Norton.  On October 25, 2006, Expedia entered into an employment agreement and two Restricted Stock Unit Agreements with Burke F. Norton, Expedia’s Executive Vice President, General Counsel and Secretary. Mr. Norton was granted 62,235 RSUs (“tranche vesting RSUs”) and 31,117 RSUs (“cliff vesting RSUs”) pursuant to the Expedia 2005 Stock and Annual Incentive Plan. The tranche vesting RSUs vest in equal increments over four years. The cliff vesting RSUs vest in full after five years. Both awards were contingent upon the satisfaction of certain performance goals, which have subsequently been met.

Upon a termination of employment by Expedia without cause or an employee termination of employment for good reason, (1) the tranche vesting RSUs that would have vested during the twelve months following termination and (2) a pro rata portion of the cliff vesting RSUs will immediately vest.

Pursuant to the terms of the RSU agreements, both awards vest upon a change in control of Expedia, the definition of which is the same as that in the Adler RSU Agreement described above, provided that in specified change in control transactions the awards will vest only following a subsequent termination of employment by Expedia without cause or by Mr. Norton for good reason.

The definitions of “cause” and “good reason” under Mr. Norton’s agreements are the same as the definitions of those terms under Mr. Adler’s Employment Agreement.

Except as otherwise described herein, neither Expedia nor, to the best of Expedia’s knowledge, any of its affiliates, directors or executive officers is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the tender offer or with respect to any securities of Expedia, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of the securities of Expedia, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

13.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act.

The purchase by Expedia of shares under the tender offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of Expedia stockholders. These reductions may reduce the volume of trading in our shares and may result in lower stock prices and reduced liquidity in the trading of our shares following completion of the tender offer. As of June 15, 2007, we had issued and outstanding approximately 278,170,459 shares of common stock. The 116,666,665 shares that we are offering to purchase pursuant to the tender offer represent approximately 42% of the shares of common stock outstanding as of that date. Stockholders may be able to sell non-tendered shares in the future on Nasdaq or otherwise, at a net price higher or lower than the purchase price in the tender offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell such shares in the future.

Expedia anticipates that there will be a sufficient number of shares outstanding and publicly traded following completion of the tender offer to ensure a continued trading market for the shares. Based upon published guidelines of Nasdaq, Expedia does not believe that its purchase of shares under the tender offer will cause the remaining outstanding shares of Expedia common stock to be delisted from trading on Nasdaq.

The shares are currently “margin securities” under the rules of the Board of Governors of the Federal Reserve System. This classification has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. Expedia believes that, following the purchase of shares under the tender offer, the shares remaining outstanding will continue to be margin securities for purposes of the Federal Reserve Board’s margin rules and regulations.

The shares are registered under the Exchange Act, which requires, among other things, that Expedia furnish certain information to its stockholders and the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of the Expedia stockholders. Expedia believes that its purchase of shares under the tender offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

14.	Legal Matters; Regulatory Approvals.

Except as described above, Expedia is not aware of any license or regulatory permit that appears material to its business that might be adversely affected by its acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition of shares by Expedia as contemplated by the tender offer. Should any approval or other action be required, Expedia presently contemplates that it will seek that approval or other action. Expedia is unable to predict whether it will be required to delay the acceptance for payment of or payment for shares tendered under the tender offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. The obligations of Expedia under the tender offer to accept for payment and pay for shares is subject to conditions. See Section 7.

15.	Material U.S. Federal Income Tax Consequences.

The following summary describes the material United States federal income tax consequences relevant to the tender offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion addresses only stockholders who hold their shares as capital assets for United States federal income tax purposes. This discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders in light of their particular circumstances and does not apply to holders subject to special treatment under the United States federal income tax laws (such as, for example, financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States, persons who hold shares as part of a hedge, straddle, constructive sale or conversion transaction, and persons who acquired their shares through the exercise of employee stock options or otherwise as compensation). This discussion does not address any state, local or foreign tax consequences of participating in the tender offer, nor does it address any United States federal tax considerations other than those pertaining to the United States federal income tax.

We have not sought, nor do we expect to seek, any ruling from the Internal Revenue Service with respect to the matters discussed below. There can be no assurances that the Internal Revenue Service will not take a different position concerning the tax consequences of the sale of shares to Expedia pursuant to the tender offer or that any such position would be sustained.

As used herein, a “U.S. Holder” means a beneficial owner of shares that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to make all substantial decisions, or (b) that has a valid election in effect to be treated as a U.S. person, or (iv) an estate, the income of which is subject to United States federal income taxation regardless of its source. As used herein, a “Non-U.S. Holder” means a beneficial owner of shares that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for United States federal income tax purposes.

The United States federal income tax treatment of a person that is a partner of an entity or arrangement treated as a partnership for United States federal income tax purposes that holds our shares generally will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding our shares should consult their tax advisors.

Non-U.S. Holders should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

All stockholders should consult their tax advisors to determine the particular tax consequences to them of participating in the tender offer.

A sale of shares for cash pursuant to the tender offer will be a taxable transaction for United States federal income tax purposes. A U.S. Holder who participates in the tender offer will, depending on such U.S. Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a distribution from us with respect to our stock.

Sale or Exchange Treatment.  Under Section 302 of the Code, a U.S. Holder will recognize gain or loss on sale of shares for cash pursuant to the offer if the sale:

•	results in a “complete termination” of such U.S. Holder’s equity interest in us,

•	results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

A sale of shares pursuant to the tender offer will result in a “complete termination” if either (i) the U.S. Holder owns none of our shares either actually or constructively after the shares are sold pursuant to the tender offer, or (ii) the U.S. Holder actually owns none of our shares immediately after the sale of shares pursuant to the tender offer and, with respect to shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such shares. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution should consult their tax advisors.

A sale of shares pursuant to the tender offer will result in a “substantially disproportionate” redemption with respect to a U.S. Holder if the percentage of the then outstanding shares actually and constructively owned by such U.S. Holder immediately after the sale is less than 80% of the percentage of the shares actually and constructively owned by such U.S. Holder immediately before the sale. If a sale of shares pursuant to the tender offer fails to satisfy the “substantially disproportionate” test, the U.S. Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test.

A sale of shares pursuant to the tender offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. A sale of shares for cash that results in a relatively minor reduction of the proportionate equity interest of a U.S. Holder whose relative equity interest in us is minimal and who does not exercise any control over or participate in the management of our corporate affairs should constitute a “meaningful reduction.”

In applying each of the Section 302 tests described above, a U.S. Holder must take account of shares that such U.S. Holder constructively owns under attribution rules, pursuant to which the U.S. Holder will be treated as owning shares owned by certain related individuals and entities, and shares that the U.S. Holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security. U.S. Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

Contemporaneous dispositions or acquisitions of shares by a U.S. Holder or a related person may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether any of the Section 302 tests, described above, are satisfied. U.S. Holders should be aware that proration may affect whether the sale of shares pursuant to the tender offer will meet any of the Section 302 tests. U.S. Holders should consult their tax advisors regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof. See Section 6 for information regarding the option to make a conditional tender of a minimum number of shares.

If a U.S. Holder satisfies any of the Section 302 tests described above, the U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the shares exchanged. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Gain or loss must be determined separately for each block of shares. Specified limitations apply to the deductibility of capital losses by U.S. Holders.

Distribution Treatment.  If a U.S. Holder does not satisfy any of the Section 302 tests described above, the entire amount of cash received by such U.S. Holder pursuant to the tender offer will be treated as a dividend to the extent of the Holder’s allocable portion of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The amount of any distribution in excess of our current and accumulated earnings and profits would be treated as a return of capital to the extent, generally, of the U.S. Holder’s basis in the shares exchanged, and any remainder will be treated as capital gain. Any such gain will be capital gain and will be long-term capital gain if the holding period of the shares exceeds one year as of the date of the exchange. Provided certain holding period and other requirements are satisfied, non-corporate U.S. Holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as a dividend. Such a dividend will be taxed in its entirety, without reduction for the U.S. Holder’s tax basis of the shares exchanged. To the extent that a purchase of a U.S. Holder’s shares by us in the tender offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the purchased shares will be added to any shares retained by the U.S. Holder.

To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. Holder, (i) it may be eligible for a dividends-received deduction and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

See Section 3 with respect to the application of United States federal income tax withholding and back-up withholding tax to payments made pursuant to the tender offer.

The discussion set forth above is for general information only. Stockholders should consult their tax advisor to determine the particular tax consequences to them of the tender offer, including the applicability and effect of any state, local and foreign tax laws.

16.	Extension of the Tender Offer; Termination; Amendment.

Expedia expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by Expedia to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the depositary and making a public announcement of the extension. Expedia also expressly reserves the right, in its sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of termination or postponement to the depositary and making a public announcement of termination or postponement. Expedia’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that Expedia must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, Expedia further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by Expedia to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made under the tender offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which Expedia may choose to make a public announcement, except as required by applicable law, Expedia shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through PR Newswire.

If Expedia materially changes the terms of the tender offer or the information concerning the tender offer, Expedia will extend the tender offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Securities and Exchange Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

•	Expedia increases or decreases the price to be paid for shares or increases or decreases the number of shares being sought in the tender offer and, if an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares, and

•	the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 16, the tender offer will be extended until the expiration of such ten business day period.

•	In the event that the financing condition is satisfied or waived less than five business days prior to the scheduled expiration date of the tender offer, we will extend the tender offer to ensure that at least five business days remain in the tender offer following the satisfaction of the financing condition.

17.	Fees and Expenses.

Expedia has retained MacKenzie Partners, Inc. to act as information agent and The Bank of New York to act as depositary in connection with the tender offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the tender offer to beneficial owners. The information agent and the depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed by Expedia for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the U.S. federal securities laws.

In connection with the tender offer, Fidelity Management Trust Company, the trustee for the Expedia Retirement Savings Plan, may contact participants in the plan by mail, telephone, fax and personal interviews. The trustee for the plan receives reasonable and customary compensation for its services and is reimbursed for certain out-of-pocket expenses pursuant to arrangements with Expedia to act as trustee for the plan. Under those arrangements, no separate fee is payable to the trustee in connection with the tender offer.

No fees or commissions will be payable by Expedia to brokers, dealers, commercial banks or trust companies (other than fees to the information agent as described above) for soliciting tenders of shares under the tender offer. We urge stockholders holding shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the depositary. Expedia, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Expedia or the information agent for purposes of the tender offer. Expedia will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares, except as otherwise provided in this document and Instruction 9 in the letter of transmittal.

18.	Miscellaneous.

Expedia is not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If Expedia becomes aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, Expedia will make a good faith effort to comply with the applicable law. If, after such good faith effort, Expedia cannot comply with the applicable law, Expedia will not make the tender offer to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Expedia has filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning Expedia.

Expedia has not authorized any person to make any recommendation on behalf of Expedia as to whether you should tender or refrain from tendering your shares in the tender offer. Expedia has not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this offer to purchase or in the letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by Expedia.

June 29, 2007

The letter of transmittal and share certificates and any other required documents should be sent or delivered by each stockholder or that stockholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.

The depositary for the tender offer is:
THE BANK OF NEW YORK
Telephone Assistance: (800) 507-9357

By Mail:	By Hand:	By Overnight Delivery:
The Bank of New York	The Bank of New York	The Bank of New York
Expedia Inc.	Tender & Exchange Dept.	Expedia Inc.
P.O. Box 859208	11W	161 Bay State Drive
Braintree, MA 02185-9028	101 Barclay Street	Braintree, MA 02184
Receive & Deliver Window
Street Level
New York, NY 10286

By Facsimile:
For Eligible Institutions Only
(781) 930-4939

Confirm Facsimile Receipt
by telephone:
(781) 930-4900

Please direct any questions or requests for assistance and any requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery to the information agent at the telephone number and address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. Please contact the depositary to confirm delivery of shares.

The information agent for the tender offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
E-mail: proxy@mackenziepartners.com
or
Call Toll Free (800) 322-2885